FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of August 2008

Commission File Number: 000-51440

CHINA MEDICAL TECHNOLOGIES, INC.

(Translation of registrant’s name into English)

No. 24 Yong Chang North Road

Beijing Economic-Technological Development Area

Beijing 100176

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                                               No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-      N/A

CHINA MEDICAL TECHNOLOGIES, INC.

Form 6-K

The documents attached as exhibits 4.1, 99.1 and 99.2 to this 6-K shall be incorporated by reference into the Registrant’s Registration Statement on Form F-3 as filed on August 11, 2008 (No. 333-152937).

The Registrant is filing material documents not previously filed.

The following documents are filed as part of this Form 6-K:

Exhibits	Description
Exhibit 4.1	Form of First Supplemental Indenture between Wilmington Trust Company and the Registrant.

Exhibit 99.1	Form of ADS Issuance and Repurchase Agreement between Credit Suisse International and the Registrant.

Exhibit 99.2	Form of ADS Issuance and Repurchase Agreement between Morgan Stanley & Co. International PLC and the Registrant.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA MEDICAL TECHNOLOGIES, INC

By:	/s/ Takyung (Sam) Tsang
Name:	Takyung (Sam) Tsang
Title:	Chief Financial Officer

Date: August 15, 2008

EXECUTION VERSION

CHINA MEDICAL TECHNOLOGIES, INC.

and

WILMINGTON TRUST COMPANY,

as Trustee

4.00% CONVERTIBLE SENIOR NOTES DUE 2013

FIRST SUPPLEMENTAL INDENTURE

Dated as of

August 15, 2008

to

INDENTURE

Dated as of

August 11, 2008

i

ii

FIRST SUPPLEMENTAL INDENTURE (this “First Supplemental Indenture”), dated as of August 15, 2008, between China Medical Technologies, Inc., an exempt company incorporated under the laws of the Cayman Islands with limited liability (the “Company”) and Wilmington Trust Company, a banking corporation duly organized and existing under the laws of the State of Delaware, as trustee (the “Trustee”).

W I T N E S S E T H:

WHEREAS, the Company has heretofore executed and delivered to the Trustee an Indenture, dated as of August 11, 2008 (the “Base Indenture” and, as further supplemented by this First Supplemental Indenture, the “Indenture”), providing for the issuance of unsecured debentures, notes, bonds or other evidences of indebtedness (the “Securities”) in an unlimited principal amount to be issued from time to time in one or more series as provided in the Base Indenture;

WHEREAS, Section 15.01(m) of the Base Indenture provides for the Company and the Trustee to enter into an indenture supplemental to the Base Indenture to establish the form and terms of Securities of any series as permitted by Section 3.01 of the Base Indenture;

WHEREAS, pursuant to Section 3.01 of the Base Indenture, the Company wishes to provide for the issuance of a new series of Securities to be known as its 4.00% Convertible Senior Notes due 2013 (the “Notes” and, each of them, a “Note”), the form, terms and conditions thereof to be set forth as provided in this First Supplemental Indenture;

WHEREAS, all acts and things necessary to make this First Supplemental Indenture a valid, binding and enforceable instrument in accordance with its terms, and to make the Notes, when duly executed by the Company and authenticated and delivered by the Trustee, as in this First Supplemental Indenture provided, the valid, binding and enforceable obligations of the Company, have been done and performed, and the execution and delivery of this First Supplemental Indenture and the issue hereunder of the Notes have been duly authorized in all respects.

NOW, THEREFORE, for and in consideration of the premises and the purchase of the Notes by the Holders thereof, the Company covenants and agrees with the Trustee for the equal and proportionate benefit of all Holders of the Notes from time to time, as follows:

ARTICLE 1

DEFINITIONS AND INCORPORATION BY REFERENCE

Section 1.01 Relation to Base Indenture. This First Supplemental Indenture constitutes an integral part of the Base Indenture.

Section 1.02 Definitions. For all purposes of this First Supplemental Indenture:

(a) Capitalized terms used herein without definition shall have the meanings specified in the Base Indenture;

(b) Headings are for convenience of reference only and do not affect interpretation;

(c) Unless otherwise defined in the Base Indenture or this First Supplemental Indenture or the context otherwise requires, all terms used therein and herein, as applicable, shall have the meanings assigned to them in the Trust Indenture Act; and

(d) Unless the context otherwise requires, the terms defined in this Section 1.02(d) shall for all purposes of this First Supplemental Indenture have the meanings hereinafter set forth, the following definitions to be equally applicable to both the singular and the plural forms of any of the terms herein defined:

“Additional ADSs” has the meaning given to it in Section 4.01(d).

“Additional Amounts” has the meaning given to it in Section 5.06.

“ADS Price” means:

(i) in the case of a Change of Control in which holders of the Ordinary Shares receive only cash as consideration for their Ordinary Shares, the amount of cash paid per Ordinary Share multiplied by the number of Ordinary Shares then represented by each ADS in such Change of Control; or

(ii) in the case of all other Changes of Control, the average of the Closing Sale Prices of ADSs during the 10 consecutive Trading Day period ending on the Trading Day immediately preceding the Change of Control Effective Date.

“ADSs” means an American depositary share of the Company issued pursuant to and governed by the Deposit Agreement and representing 10 Ordinary Shares (or the right to receive 10 Ordinary Shares) as of the date of this First Supplemental Indenture, which number of Ordinary Shares may be adjusted from time to time.

“Agent” means any Registrar, Transfer Agent, Authenticating Agent, Paying Agent or Conversion Agent.

“Applicable Procedures” means, with respect to any transfer or exchange of beneficial ownership interests in a Global Note, the rules and procedures of the Depositary, to the extent applicable to such transfer or exchange.

“Bankruptcy Law” means Title 11 of the United States Code (or any successor thereto) or any similar foreign, federal or state law for the relief of debtors.

“Base Indenture” has the meaning given to it in the recitals.

“Business Day” means any weekday that is not a day on which banking institutions in The City of New York are authorized or obligated to close.

“Cash” or “cash” means such coin or currency of the United States as at any time of payment is legal tender for the payment of public and private debts.

“Certificated Note” means a Note that is in substantially the form attached as Exhibit A but that does not include the legend called for by footnote 1 thereof or the language called for by footnote 2 thereof.

“Change of Control” means the occurrence of any of the following after the original issuance of the Notes:

(i) the acquisition by any person of beneficial ownership, directly or indirectly, through a purchase, merger or other acquisition transaction or series of transactions of shares of the Company’s Capital Stock entitling that Person to exercise 50% or more of the total voting power of all shares of the Company’s Capital Stock entitled to vote generally in elections of directors, other than any acquisition by the Company, any of its subsidiaries or any of its employee benefit plans; or

(ii) the consolidation or merger of the Company with or into any other Person, any merger of another Person into the Company, or any conveyance, transfer, sale, lease or other disposition of all or substantially all of the Company’s properties and assets to another Person other than to one or more of the Company’s Wholly Owned Subsidiaries, provided that this clause (b) shall not apply to:

(A) any transaction:

1. that does not result in any reclassification, conversion, exchange or cancellation of the outstanding Ordinary Shares; and

2. pursuant to which holders of Ordinary Shares immediately prior to the transaction have the entitlement to exercise, directly or indirectly, 50% or more of the total voting power of all Ordinary Shares entitled to vote generally in elections of directors of the continuing or surviving Person immediately after the transaction; or

(iii) any merger primarily for the purpose of changing the Company’s jurisdiction of incorporation and resulting in a reclassification, conversion or exchange of outstanding Ordinary Shares into shares of common stock of the surviving entity.

Notwithstanding anything to the contrary set forth herein, it will not constitute a Change of Control if more than 90% of the consideration for the Ordinary Shares (excluding cash payments for fractional shares and cash payments made in respect of dissenters’ appraisal rights) in the transaction or transactions constituting a Change of Control consists of securities which are traded on a U.S. national securities exchange, including the Nasdaq Global Select Market, or which will be so traded when issued or exchanged in connection with the Change of Control, and as a result of such transaction or transactions the Notes become convertible solely into such securities.

For purposes of this definition, (i) “beneficial owner” shall be determined in accordance with Rule 13d-3 under the Exchange Act, (ii) “group” has the meaning it has in Sections 13(d) and 14(d) of the Exchange Act and (iii) “person” includes any syndicate or group which would be deemed to be a “person” under Section 13(d)(3) of the Exchange Act.

“Change of Control Effective Date” has the meaning given to it in Section 4.01(d).

“Closing Date” means August 15, 2008, the date as of which this First Supplemental Indenture was originally executed and delivered.

“Closing Sale Price” means on any date, the reported closing sale price per ADS (or if no closing sale price is reported, the average of the closing bid and ask prices per ADS or, if more than one in either case, the average of the average closing bid and the average closing ask prices per ADS) on such date as reported by the Nasdaq Global Select Market or, if the ADSs are not listed on the Nasdaq Global Select Market, as reported by the principal other United States national securities exchange on which the ADSs are then traded or, if such ADS are not listed on a United States national securities exchange, as reported by the principal other market on which the ADSs are then traded. In the absence of the foregoing, the Closing Sale Price per ADS shall be an amount as determined in good faith by the Board of Directors (which determination shall be conclusive to be the fair value of such ADSs) and shall be evidenced by an Officers’ Certificate delivered to the Trustee.

“Code” has the meaning specified in the Base Indenture.

“Company” has the meaning given to it in the preamble.

“Conversion Date” has the meaning given to it in Section 4.02(c).

“Conversion Price” per ADS as of any day means the result obtained by dividing (i) $1,000 by (ii) the then applicable Conversion Rate, rounded to the nearest cent.

“Conversion Rate” means, with respect to $1,000 principal amount of Notes, 17.0068 ADSs per $1,000 principal amount of Notes, subject to adjustment pursuant to the provisions of this First Supplemental Indenture.

“Deposit Agreement” means the Deposit Agreement dated as of August 9, 2005 between the Company and Citibank, N.A., as depositary, and the holders and beneficial owners of ADSs previously issued thereunder.

“distributed securities” has the meaning given to it in Section 4.06(a)(4).

“Event of Default” has the meaning specified in Section 7.01.

“Ex-Dividend Date” means the first date on which the ADSs trade on the applicable exchange or in the applicable market, regular way, without the right to receive the relevant dividend, distribution or issuance.

“First Supplemental Indenture” has the meaning given to it in the preamble.

“Fundamental Change” means the occurrence of a Change of Control or a Termination of Trading following the Closing Date.

“Fundamental Change Company Notice” has the meaning given to it in Section 3.01(b).

“Fundamental Change Effective Date” means the date on which any Fundamental Change becomes effective.

“Fundamental Change Purchase Date” has the meaning given to it in Section 3.01(a).

“Fundamental Change Purchase Notice” has the meaning given to it in Section 3.01(c).

“Fundamental Change Purchase Price” of any Note means 100% of the principal amount of the Note to be purchased plus accrued and unpaid interest, if any, to, but excluding, the Fundamental Change Purchase Date.

“Global Note” means a Note in global form that is in substantially the form attached as Exhibit A and that includes the legend called for by footnote 1 thereof and the language called for by footnote 2 thereof, and which is deposited with the Depositary or its custodian and registered in the name of the Depositary or its nominee.

“Holder” or “Holder of a Note” means the person in whose name a Note is registered on the Registrar’s books.

“Indenture” has the meaning given to it in the recitals.

“interest” means, when used with reference to the Notes, any interest payable under the terms of the Notes, including Reporting Additional Interest, if any.

“Interest Payment Date” has the meaning given to it in Section 2.04(a).

“Issue Date” of any Note means the date on which the Note was originally issued pursuant to this First Supplemental Indenture.

“Maturity Date” means August 15, 2013.

“Note” has the meaning given to it in the recitals.

“Notice of Default” has the meaning specified in Section 7.01.

“Ordinary Shares” means the ordinary shares, par value $0.10 per share, of the Company, as such shares exist on the date of this First Supplemental Indenture and any shares of any class or classes of Capital Stock of the Company resulting from any reclassification or reclassifications thereof; provided, however, that if at any time there shall be more than one such resulting class, the shares of each such class then so issuable on conversion of Notes shall be substantially in the proportion which the total number of shares of such class resulting from all such reclassifications bears to the total number of shares of all such classes resulting from all such reclassifications.

“Ordinary Shares Depositary” means the person acting as depositary pursuant to the Deposit Agreement.

“Prospectus Supplement” means the prospectus supplement with respect to the offering of the Notes, dated August 12, 2008, to the prospectus dated August 11, 2008, accompanying the Company’s registration statement on Form F-3 (No. 333-152937).

“Receiver” means any receiver, trustee, assignee, liquidator, sequestrator or similar official under any Bankruptcy Law.

“Regular Record Date” means, with respect to each Interest Payment Date, the February 1 or August 1, as the case may be, immediately preceding such Interest Payment Date.

“Relevant Jurisdiction” has the meaning given to it in Section 5.06.

“Reorganization Event” has the meaning given to it in Section 4.11.

“Reporting Additional Interest” has the meaning given to it in Section 7.02(b).

“rights” has the meaning given to it in Section 4.06(a)(4).

“rights plan” has the meaning given to it in Section 4.06(a)(4).

“Securities” has the meaning given to it in the preamble.

“Significant Subsidiary” has the meaning specified in the Base Indenture.

“Spin-Off” has the meaning given to it in Section 4.06(a)(4).

“Termination of Trading” will be deemed to have occurred if the ADSs are not listed or approved for trading on the Nasdaq Global Select Market or another U.S. national securities exchange or market and the Company’s Ordinary Shares are not so listed or approved for trading.

“Trading Day” means a day during which trading in securities generally occurs on the Nasdaq Global Select Market or if the ADSs are not listed on the Nasdaq Global Select Market, such other principal United States national securities exchange on which the ADSs are listed, provided a Trading Day shall only include those days that have a scheduled closing time of 4:00 p.m., New York City time, or the then standard closing time for regular trading on the relevant exchange or trading system. If the ADSs are not listed on a United States national securities exchange, “Trading Day” will mean any Business Day.

“Triggering Distribution” has the meaning given to it in Section 4.06(a)(5).

“Trustee” has the meaning given to it in the preamble.

“Valuation Period” has the meaning given to it in Section 4.06(a)(4).

ARTICLE 2

THE NOTES

Section 2.01 Designation and Principal Amount. There is hereby authorized a series of convertible senior notes designated as 4.00% Convertible Senior Notes due 2013, limited in aggregate principal amount to $276,000,000.

Section 2.02 Form and Denominations,.

(a) The Notes shall be initially issued in the form of one or more Global Notes that shall be registered in the name of the Depositary or the nominee of such Depositary.

(b) The Notes shall be issuable in denominations of $1,000 and integral multiples of $1,000 in excess thereof.

Section 2.03 Payment at Maturity.

(a) On the Maturity Date, each Holder will be entitled to receive on such date $1,000 in cash for each $1,000 in principal amount of Notes, together with accrued and unpaid interest to, but not including, the Maturity Date, unless such Note has been earlier converted pursuant to Article 4 or purchased by the Company at the Holder’s option pursuant to Article 3.

(b) With respect to Global Notes, principal and interest will be paid on the Maturity Date by wire transfer of immediately available funds to the account of the Depositary or its nominee.

(c) With respect to Certificated Notes, principal and interest will be payable at the office or agency of the Company maintained for such purpose on the Maturity Date, which shall initially be the Corporate Trust Office of the Trustee.

Section 2.04 Payment of Interest.

(a) The Notes will bear interest at a rate of 4.00% per year which shall be payable semiannually in arrears on February 15 and August 15 (each, an “Interest Payment Date”), commencing on February 15, 2009, to the Person in whose name such Note is registered at 5:00 p.m., New York City time, on the Regular Record Date for such Interest Payment Date, except that, notwithstanding the foregoing:

(1) the Company will not be required to pay in cash accrued interest on any Notes that have been converted, except as described in Section 4.02(e); and

(2) on the Maturity Date, the Company will pay accrued and unpaid interest on the Notes only to the Person to whom the Company is required to pay the principal amount of such Notes.

(b) Interest payments will include interest accrued from and including the immediately preceding Interest Payment Date or, in the case of the first Interest Payment Date, from and including August 15, 2008, to but excluding such Interest Payment Date.

(c) The amount of interest payable for any full semiannual period will be computed on the basis of a 360-day year consisting of twelve 30-day months. The amount of interest payable for any period shorter than a full semiannual period for which interest is computed will be computed on the basis of a 30-day month and, for any period less than a month, on the basis of the actual number of days elapsed per 30-day month. If any Interest Payment Date is not a Business Day, payment of interest will be made on the next succeeding Business Day and no interest will accrue thereon.

(d) The Company will pay interest:

(1) on any Global Notes by wire transfer of immediately available funds to the account of the Depositary or its nominee;

(2) on any Certificated Notes having a principal amount of less than $2,000,000, by check mailed to the address of the Holder of such Notes as it appears in the Register, provided, however, that on the Maturity Date, interest will be payable in accordance with Section 2.03(c); and

(3) on any Certificated Notes having a principal amount of $2,000,000 or more, by wire transfer in immediately available funds at the election of the Holder of such Notes duly delivered to the Trustee or paying agent at least ten Business Days prior to the relevant Interest Payment Date, provided, however, that on the Maturity Date, interest will be payable in accordance with Section 2.03(c).

Section 2.05 Registrar, Transfer Agent, Paying Agent and Conversion Agent. The Company hereby initially designates the Trustee as Paying Agent, Conversion Agent, Registrar and Transfer Agent, and designates the Corporate Trust Office of the Trustee as an office or agency where notices and demands to or upon the Company in respect of the Notes the Indenture shall be served.

ARTICLE 3

PURCHASE OF NOTES

Section 3.01 Purchase of Notes at Option of the Holder upon a Fundamental Change.

(a) If a Fundamental Change occurs prior to the Maturity Date, each Holder of Notes shall have the right, subject to the terms and conditions herein, at the option of the Holder, to require the Company to purchase for cash all or any portion of the Notes of such Holder equal to $1,000 principal amount (or an integral multiple thereof) at the Fundamental Change Purchase Price, on the date that is not less than 30 calendar days nor more than 45 calendar days after the date the Fundamental Change Company Notice is mailed or delivered (the “Fundamental Change Purchase Date”); provided that if such Fundamental Change Purchase Date falls after a Regular Record Date and on or prior to the corresponding Interest Payment Date, then the interest payable on such Interest Payment Date shall be paid on such Fundamental Change Purchase Date to the Holders of record of the Notes on the applicable Regular Record Date instead of the Holders surrendering the Notes for purchase on such date.

(b) As soon as practicable following the announcement of a Fundamental Change, but in no event later than three Trading Days prior to the anticipated Fundamental Change Effective Date, the Company shall mail a written notice of the Fundamental Change and of the resulting purchase right to the Trustee, Paying Agent and to each Holder (and to beneficial owners as required by applicable law) (the “Fundamental Change Company Notice”). The Fundamental Change Company Notice shall include the form of a Fundamental Change Purchase Notice to be completed by the Holder and shall state:

(1) the Fundamental Change Purchase Price (including the amount of interest accrued and unpaid per $1,000 principal amount of Notes to, but excluding, the Fundamental Change Purchase Date) and the Fundamental Change Purchase Date to which the Fundamental Change Company Notice relates;

(2) the event constituting the Fundamental Change and the Fundamental Change Effective Date;

(3) that the Fundamental Change Purchase Price will be paid in cash;

(4) that Holders must exercise their right to elect purchase prior to 5:00 p.m., New York City time, on the Business Day immediately preceding the Fundamental Change Purchase Date;

(5) the name and address of the Paying Agent;

(6) that Notes must be surrendered to the Paying Agent to collect the Fundamental Change Purchase Price;

(7) that a Holder may withdraw its Fundamental Change Purchase Notice in whole or in part at any time prior to 5:00 p.m., New York City time, on the Business Day immediately preceding the Fundamental Change Purchase Date by delivering a valid written notice of withdrawal in accordance with Section 3.02(b);

(8) that the Notes are then convertible, the then applicable Conversion Rate, and any adjustments to the applicable Conversion Rate resulting from the Fundamental Change transaction and expected changes in the cash, shares or other property deliverable upon conversion of the Notes as a result of the occurrence of the Fundamental Change;

(9) that Notes as to which a Fundamental Change Purchase Notice has been given may be converted only if the Fundamental Change Purchase Notice is withdrawn in accordance with Section 3.02(b); and

(10) the CUSIP number of the Notes.

At the Company’s request, the Trustee shall give such Fundamental Change Purchase Notice in the Company’s name and at the Company’s expense; provided that, in all cases, the text of such Fundamental Change Purchase Notice shall be prepared by the Company. If any of the Notes is in the form of a Global Note, then the Company shall modify such notice to the extent necessary to accord with the Applicable Procedures relating to the purchase of Global Notes.

(c) A Holder may exercise its rights specified in Section 3.01(a) upon delivery of a written notice (which shall be in substantially the form attached as Exhibit A under the heading “Fundamental Change Purchase Notice” and which may be delivered by letter, overnight courier, hand delivery, facsimile transmission or in any other written form and, in the case of Global Notes, may be delivered electronically or by other means in accordance with the Applicable Procedures) of the exercise of such rights (a “Fundamental Change Purchase Notice”) to the Paying Agent at any time prior to 5:00 p.m., New York City time, on the Business Day immediately preceding the Fundamental Change Purchase Date, subject to extension to comply with applicable law.

(1) The Fundamental Change Purchase Notice shall state:

(A) if the Notes are Certificated Notes, the certificate number of the Note which the Holder will deliver to be purchased (or, if the Notes are Global Notes, any other items required to comply with the Applicable Procedures);

(B) the portion of the principal amount of the Note which the Holder will deliver to be purchased, in integral amounts of $1,000; and

(C) that such Note shall be purchased by the Company pursuant to the applicable terms and conditions specified in the Notes and the Indenture.

(2) The delivery of a Note for which a Fundamental Change Purchase Notice has been timely delivered to any Paying Agent and not validly withdrawn prior to, on or after the Fundamental Change Purchase Date (together with all necessary endorsements) at the office of such Paying Agent shall be a condition to the receipt by the Holder of the Fundamental Change Purchase Price therefor.

(3) The Company shall only be obliged to purchase, pursuant to this Section 3.01, a portion of a Note if the principal amount of such portion is $1,000 or an integral multiple of $1,000. Provisions of this First Supplemental Indenture that apply to the purchase of all of a Note also apply to the purchase of such portion of such Note.

(4) Notwithstanding anything herein to the contrary, any Holder shall have the right to withdraw a Fundamental Change Purchase Notice in whole or in a portion thereof that is a principal amount of $1,000 or in an integral multiple thereof at any time prior to 5:00 p.m., New York City time, on the Business Day immediately preceding the Fundamental Change Purchase Date by delivery of a written notice of withdrawal to the Paying Agent in accordance with Section 3.02(b).

(5) The Paying Agent shall promptly notify the Company of the receipt by it of any Fundamental Change Purchase Notice or written withdrawal thereof.

Section 3.02 Effect of Fundamental Change Purchase Notice.

(a) Upon receipt by the Paying Agent of a properly completed Fundamental Change Purchase Notice from a Holder and delivery of the Note in respect of which the Fundamental Change Purchase Notice was given either in certificated form or according to the Applicable Procedures, the Holder of the Note in respect of which such Fundamental Change Purchase Notice was given shall (unless such Fundamental Change Purchase Notice is withdrawn as specified in Section 3.02(b)) thereafter be entitled to receive the Fundamental Change Purchase Price with respect to such Note, subject to the occurrence of the Fundamental Change Effective Date and an absence of an Event of Default, or a continuation thereof (other than a Default in the payment of the Fundamental Change Purchase Price). Such Fundamental Change Purchase Price shall be paid to such Holder promptly following the later of:

(1) the Fundamental Change Purchase Date (provided that the conditions in Section 3.01 have been satisfied); and

(2) the time of delivery of such Note to the Paying Agent by the Holder thereof in the manner required by Section 3.01(c)(2).

Notes in respect of which a Fundamental Change Purchase Notice has been given by the Holder thereof may not be converted into ADSs pursuant to Article 4 on or after the date of the delivery of such Fundamental Change Purchase Notice unless such Fundamental Change Purchase Notice has first been validly withdrawn in accordance with Section 3.02(b) with respect to the Notes to be converted.

(b) A Fundamental Change Purchase Notice may be withdrawn by means of a written notice of withdrawal (which may be delivered by mail, overnight courier, hand delivery, facsimile transmission or in any other written form and, in the case of Global Notes, may be delivered by other means in accordance with the Applicable Procedures) delivered by the Holder to the Paying Agent at any time prior to 5:00 p.m., New York City time, on the Business Day immediately preceding the Fundamental Change Purchase Date, specifying:

(1) the principal amount of the Note or portion thereof (which must be a principal amount of $1,000 or an integral multiple of $1,000 in excess thereof) with respect to which such notice of withdrawal is being submitted;

(2) if Notes are Certificated Notes, the certificate number of the Note being withdrawn in whole or in withdrawable part (or if the Notes are Global Notes, such written notice must comply with the Applicable Procedures); and

(3) the portion of the principal amount of the Note, if any, that will remain subject to the Fundamental Change Purchase Notice, which portion must be a principal amount of $1,000 or an integral multiple thereof.

The Paying Agent will promptly return to the respective Holders thereof any Notes with respect to which a Fundamental Change Purchase Notice has been withdrawn in compliance with this First Supplemental Indenture.

Section 3.03 Deposit of Fundamental Change Purchase Price.

(a) On or before 5:00 p.m., New York City time, on the Business Day preceding the Fundamental Change Purchase Date, the Company shall deposit with the Trustee or with the Paying Agent (or if the Company or a Wholly Owned Subsidiary of the Company is acting as the Paying Agent, shall segregate and hold in trust as provided in Section 6.02 of the Base Indenture) an amount of cash (in immediately available funds if deposited on or after such Fundamental Change Purchase Date), sufficient to pay the aggregate Fundamental Change Purchase Price of all the Notes or portions thereof that are to be purchased as of such Fundamental Change Purchase Date.

(b) If on the Fundamental Change Purchase Date the Paying Agent or the Trustee, in accordance with the terms hereof, holds cash sufficient to pay the Fundamental Change Purchase Price of the Notes that Holders have elected to require the Company to purchase in accordance with Section 3.01, then, immediately after the Fundamental Change Purchase Date, such Notes will cease to be Outstanding and interest on such Notes will cease to accrue and all other rights of the Holders of such Notes will terminate, other than the right to receive the Fundamental Change Purchase Price upon delivery or book-entry transfer of the Notes. This will be the case whether or not book-entry transfer of the Notes has been made or the Notes have been delivered to the Paying Agent.

Section 3.04 Repayment to the Company. To the extent that the aggregate amount of cash deposited by the Company pursuant to Section 3.03 exceeds the aggregate Fundamental Change Purchase Price of the Notes or portions thereof that the Company is obligated to purchase, then promptly after the Fundamental Change Purchase Date, the Trustee or the Paying Agent, as the case may be, shall return any such excess cash to the Company.

Section 3.05 Notes Purchased in Part. Any Note that is to be purchased only in part shall be surrendered at the office of the Paying Agent and, promptly after the Fundamental Change Purchase Date, the Company shall execute and the Trustee shall, upon receipt of a Company Order, authenticate and deliver to the Holder of such Note, without service charge, a new Note or Notes, of such authorized denomination or denominations as may be requested by such Holder (which must be equal to $1,000 principal amount or any integral thereof), in aggregate principal amount equal to, and in exchange for, the portion of the principal amount of the Note so surrendered that is not purchased.

Section 3.06 Compliance with Securities Laws upon Purchase of Notes. In connection with any offer to purchase Notes under Section 3.01, the Company shall:

(a) comply with the provisions of Rule 13e-4, Rule 14e-l, and any other tender offer rules under the Securities Act, or the Exchange Act, which may then be applicable;

(b) file a Schedule TO (or any successor or similar schedule, form or report) or any other required schedule under the Exchange Act; and

(c) otherwise comply with all federal and state securities laws in connection with such offer to purchase or purchase of Notes, all so as to permit the rights of the Holders and obligations of the Company under Sections 3.01 through 3.05 to be exercised in the time and in the manner specified therein. To the extent that compliance with any such laws, rules and regulations would result in a conflict with any of the terms hereof, the Indenture is hereby modified to the extent required for the Company to comply with such laws, rules and regulations.

ARTICLE 4

CONVERSION

Section 4.01 Conversion Privilege and Conversion Rate.

(a) Subject to and upon compliance with the provisions of this First Supplemental Indenture, at the option of any Holder of Notes not previously purchased or the subject of a Fundamental Change Purchase Notice that has not been withdrawn pursuant to Section 3.02(b), any Note or portion thereof that is an integral multiple of $1,000 principal amount may be converted into fully paid and non-assessable ADSs of the Company at any time until 5:00 p.m., New York City time, on the Business Day immediately preceding the Maturity Date, at the Conversion Rate in effect at such time.

(b) Provisions of this First Supplemental Indenture that apply to conversion of all of a Note also apply to conversion of a portion of a Note.

(c) A Holder of Notes is not entitled to any rights of a holder of ADSs until such Holder has converted its Notes into ADSs, and only to the extent such Notes are deemed to have been converted into ADSs pursuant to this Article 4. The Holder of Notes that has converted its Notes (or if such person designated another person to whom such ADSs shall be issued and delivered, such person) shall be treated as a holder of record of such ADSs as of 5:00 p.m., New York City time, on the Conversion Date.

(d) If an only to the extent a Holder elects to convert Notes in connection with a transaction that constitutes a Change of Control pursuant to which 10% or more of the consideration for Ordinary Shares (other than cash payments for fractional Ordinary Shares and cash payments made in respect of dissenters’ appraisal rights) in such Change of Control transaction consists of cash or securities (or other property) that are not Ordinary Shares, shares of common stock, depositary receipts or other certificates representing common equity interests traded or scheduled to be traded immediately following such Change of Control transaction on a U.S. national securities exchange, the Conversion Rate shall be increased by an additional number of ADSs as described below.

A conversion of the Notes by a Holder will be deemed for these purposes to be “in connection with” a Change of Control if the conversion notice is received by the Conversion Agent during the period from the Change of Control Effective Date to 5:00 p.m., New York City time, on the Business Day immediately preceding the related Fundamental Change Purchase Date.

The number of additional ADSs per $1,000 principal amount of Notes by which the Conversion Rate shall be increased (the “Additional ADSs”) will be determined by the Company by reference to the table below and is based on the date on which the Change of Control becomes effective (the “Change of Control Effective Date”), and the ADS Price, subject to adjustment as described below.

The following table sets forth the ADS Price and number of Additional ADSs by which the Conversion Rate shall be increased:

	Change of Control Effective Date
ADS Price	August 15, 2008	August 15, 2009	August 15, 2010	August 15, 2011	August 15, 2012	August 15, 2013
$48.00	3.8265	3.8265	3.8265	3.8265	3.8265	3.8265
$50.00	3.8265	3.8265	3.8265	3.8265	3.4523	2.9932
$55.00	3.8265	3.6024	3.3261	2.9930	2.4758	1.1750
$60.00	3.3120	3.0443	2.7487	2.3789	1.8002	0.0000
$70.00	2.5208	2.2607	1.9631	1.5834	1.0106	0.0000
$80.00	1.9917	1.7521	1.4754	1.1256	0.6295	0.0000
$90.00	1.6193	1.4039	1.1556	0.8473	0.4378	0.0000
$100.00	1.3463	1.1548	0.9355	0.6688	0.3343	0.0000
$125.00	0.9094	0.7682	0.6103	0.4270	0.2164	0.0000
$150.00	0.6553	0.5503	0.4355	0.3062	0.1609	0.0000
$200.00	0.3778	0.3164	0.2516	0.1806	0.0989	0.0000
$250.00	0.2325	0.1942	0.1550	0.1125	0.0626	0.0000
$300.00	0.1463	0.1214	0.0965	0.0700	0.0390	0.0000
$350.00	0.0918	0.0752	0.0590	0.0422	0.0230	0.0000
$400.00	0.0564	0.0452	0.0346	0.0239	0.0123	0.0000
$500.00	0.0183	0.0133	0.0089	0.0050	0.0016	0.0000

The actual ADS Price and Change of Control Effective Date may not be set forth on the table, in which case, if the actual ADS Price is between two ADS Prices on the table or the actual Change of Control Effective Date is between two Change of Control Effective Dates on the table, the number of Additional ADSs will be determined by a straight-line interpolation between the number of Additional ADSs set forth for the two ADS Prices and the two Change of Control Effective Dates, as applicable, based on a 365-day year. If the ADS Price:

(1) exceeds $500.00 per ADS, subject to adjustment as described below, the Conversion Rate shall not be increased; and

(2) is less than $48.00 per ADS, subject to adjustment as described below, the Conversion Rate will not be increased.

The ADS Prices set forth in the first column of the table above will be adjusted as of any date on which the Conversion Rate is adjusted. The adjusted ADS Prices will equal the ADS Prices applicable immediately prior to such adjustment multiplied by a fraction, the numerator of which is the Conversion Rate immediately prior to the adjustment giving rise to the ADS Price adjustment and the denominator of which is the Conversion Rate as so adjusted. The number of Additional ADSs set forth in the table above will be adjusted in the same manner as and as of any date on which the Conversion Rate is adjusted as set forth in Section 4.06 hereof.

(e) If the Company’s ADS facility maintained with the Ordinary Shares Depositary is terminated for any reason but the Ordinary Shares are then listed for trading on the Nasdaq Global Select Market or another U.S. national securities exchange, the Notes shall become convertible into Ordinary Shares. In all such case, all reference to ADSs in this First Supplemental Indenture shall be deemed to refer to Ordinary Shares, all references to the Closing Sale Price of the ADSs will be deemed to refer to the Closing Sale Price of the Ordinary Shares, and other appropriate adjustments will be made hereunder to reflect such change.

Section 4.02 Conversion Procedure.

(a) To convert interests in a Global Note, a Holder must comply with the Applicable Procedures, furnish appropriate endorsements and transfer documents if required by the Company and pay:

(1) interest as provided in Section 4.02(e);

(2) any documentary, stamp or similar issue or transfer tax or fee due upon the issuance and delivery of ADSs upon conversion pursuant to Section 4.04; and

(3) prior to the issuance of ADSs, pay the applicable fees and expenses of the Ordinary Shares Depositary for the issuance of ADSs as described under the Deposit Agreement.

(b) To convert a Certificated Note, a Holder must:

(1) complete and manually sign the conversion notice on the back of the Note, copies of which will be available from the Conversion Agent and deliver a copy of such notice by facsimile with an original to follow to the Conversion Agent;

(2) surrender the Note to the Conversion Agent at its principal corporate office;

(3) if required, pay interest as provided in Section 4.02(e);

(4) if required by the Conversion Agent, furnish appropriate endorsements, signature guarantees and transfer documents;

(5) if required, furnish written acknowledgements, certifications and agreements in connection with the issuance of ADSs by the Ordinary Shares Depositary upon deposit of Ordinary Shares;

(6) if required, pay any documentary, stamp or similar issue or transfer tax or fee due upon the issuance and delivery of ADSs upon conversion pursuant to Section 4.04; and

(7) prior to the issuance of ADSs, pay the applicable fees and expenses of the Ordinary Shares Depositary for the issuance of ADSs as described under the Deposit Agreement.

(c) The date on which the Holder satisfies all of the requirements in either paragraph (a) or (b) above is the “Conversion Date.” Upon the conversion of a Note, the Company will deliver the requisite documentation and the Ordinary Shares to the Depositary so as to enable the Depositary to deliver ADSs to the Holder no later than the third Trading Day following the Conversion Date.

(d) The Depositary shall be deemed to be a holder of record of Ordinary Shares deposited upon conversion on the Conversion Date; provided, however, that no surrender of a Note on any Conversion Date when the share transfer books of the Company shall be closed shall be effective to constitute the Depositary entitled to receive the Ordinary Shares deposited upon conversion as the record holder of such Ordinary Shares on such date, but such surrender shall be effective to constitute such Depositary entitled to receive such Ordinary Shares as the record holder thereof for all purposes at the close of business on the next succeeding day on which such share transfer books are open; provided further that such conversion shall be at the Conversion Rate in effect on the Conversion Date as if the share transfer books of the Company had not been closed. Upon conversion of a Note, such person shall no longer be a Holder of such Note. Except as set forth in this First Supplemental Indenture, no payment or adjustment will be made for dividends or distributions declared or made on the Ordinary Shares represented by ADSs issued upon conversion of a Note prior to the issuance of such shares.

(e) Upon conversion of a Note, a Holder will not receive, except as described below, any cash payment representing any accrued interest. Instead, accrued interest will be deemed paid in full by the ADSs received by the Holder upon conversion rather than cancelled, extinguished or forfeited. Delivery of Ordinary Shares to the Depositary for the issuance to the Holder of the full number of ADSs into which the Note is convertible, together with any cash payment of such Holder’s fractional Ordinary Shares pursuant to Section 4.03, will thus be deemed to satisfy the Company’s obligation to pay the principal amount of a Note and to pay accrued and unpaid interest on the Note.

Holders of Notes at 5:00 p.m., New York City time, on any Regular Record Date will receive the interest payable on such Notes on the corresponding Interest Payment Date notwithstanding the conversion of such Notes at any time after 5:00 p.m., New York City time, on the applicable Regular Record Date. However, Notes surrendered for conversion by a Holder during the period subsequent to 5:00 p.m., New York City time, on any Regular Record Date and prior to 9:00 a.m., New York City time, on the next Interest Payment Date must be accompanied by payment in funds acceptable to the Company of an amount equal to the interest that has accrued and will be paid on the Notes being converted (whether or not the converting Holder was the Holder of record on the relevant Regular Record Date); provided, however, that no such payment need be made:

(1) if the Company has specified a Fundamental Change Purchase Date that falls on or after a Regular Record Date and on or prior to the corresponding Interest Payment Date;

(2) if such Notes have been surrendered for conversion following the Regular Record Date immediately preceding the Maturity Date; or

(3) to the extent of overdue interest, if any, which exists at the time of the Conversion with respect to such Note.

For the avoidance of doubt, interest paid on the Maturity Date will be paid to the Holder of record on the Regular Record Date if such Note has been surrendered for conversion following the Regular Record Date immediately preceding the Maturity Date.

(f) In the case of any Note which is converted in part only, upon such conversion the Company shall execute and the Trustee shall, upon receipt of a Company Order, authenticate and deliver to the Holder thereof, without service charge, a new Note or Notes of authorized denominations in an aggregate principal amount equal to, and in exchange for, the unconverted portion of the principal amount of such Note. A Note may be converted in part, but only if the principal amount of such part is an integral multiple of $1,000 and the principal amount of such Note to remain Outstanding after such conversion is equal to $1,000 or any integral multiple of $1,000 in excess thereof.

Upon the conversion of an interest in a Global Note, the Trustee and the Depositary shall reduce the principal amount of such Global Note in their records. The Company shall notify the Trustee in writing of any conversions of Notes effected through any Conversion Agent other than the Trustee.

Section 4.03 Fractional Shares. The Company will not issue fractional ADSs upon conversion of Notes. If more than one Note shall be surrendered for conversion at one time by the same Holder, the number of full ADSs that shall be issuable upon conversion shall be computed on the basis of the aggregate principal amount of the Notes (or specified portions thereof to the extent permitted hereby) so surrendered. In lieu of any fractional ADSs, the Company will pay on the settlement date an amount in cash equal to the Closing Sale Price of the ADS on the Trading Day immediately preceding the Conversion Date multiplied by such fractional ADS and rounding the product to the nearest whole cent.

Section 4.04 Taxes on Conversion. If a Holder converts a Note, the Holder shall pay any documentary, stamp or similar issue or transfer taxes or fees upon the issuance or delivery of ADSs upon such conversion. The Holder shall also pay any such tax with respect to cash received in lieu of fractional ADSs. In addition, the Holder shall pay any such tax which is due because the Holder requests the ADSs to be issued in a name other than the Holder’s name. The Conversion Agent may refuse to deliver any certificate, if applicable, representing the ADS being issued in a name other than the Holder’s name until the Conversion Agent receives certification that all taxes due including any tax which will be due because the ADSs are to be issued in a name other than the Holder’s name have been paid.

Section 4.05 Company to Provide Shares.

(a) The Company shall, prior to issuance of any Notes hereunder, and from time to time as may be necessary, reserve, out of its authorized but unissued share capital, a sufficient number of Ordinary Shares to be represented by ADSs to permit the conversion of all Outstanding Notes into ADSs.

(b) All Ordinary Shares delivered to the Ordinary Shares Depositary for issuance of the ADSs by the Ordinary Shares Depositary upon conversion of the Notes shall be newly issued Ordinary Shares, and such Ordinary Shares shall be duly authorized, validly issued, fully paid and nonassessable and shall be free from preemptive or similar rights and free of any lien or adverse claim as the result of any action by the Company.

(c) Before taking any action which would cause an adjustment increasing the Conversion Rate to an amount that would cause the Conversion Price to be reduced below the then par value, if any, of the ADSs issuable upon conversion of the Notes, the Company will take all corporate action which may, in the opinion of its counsel, be necessary in order that the ADSs may be validly and legally issued at such adjusted Conversion Rate.

(d) The Company covenants to take all such actions as may be required for the delivery in accordance herewith of ADSs, deliverable upon the conversion of any Note, including the issuance of Ordinary Shares represented by such ADSs, the deposit thereof in accordance with the Deposit Agreement, and the acceptance of such ADSs into the book-entry system maintained by the Ordinary Shares Depositary. Without limiting the generality of the foregoing, the Company further covenants that, (i) if any Ordinary Shares to be provided for the purpose of conversion of Notes hereunder require registration with or approval of any governmental authority under any federal or state law before such shares may be validly issued upon conversion, the Company will in good faith and as expeditiously as possible, to the extent then permitted by the rules and interpretations of the SEC (or any successor thereto), endeavor to secure such registration or approval, as the case may be and (ii) if at any time the ADSs shall be listed on any national securities exchange or automated quotation system, the Company will, if permitted by the rules of such exchange or automated quotation system, list and keep listed, so long as the ADSs shall be so listed on such exchange or automated quotation system, all ADSs issuable upon conversion of the Notes; provided that if the rules of such exchange or automated quotation system permit the Company to defer the listing of such ADSs until the first conversion of the Notes into ADSs in accordance with the provisions of this Indenture, the Company covenants to list such ADSs issuable upon conversion of the Notes in accordance with the requirements of such exchange or automated quotation system at such time.

Section 4.06 Adjustment of Conversion Rate.

(a) If the number of Ordinary Shares represented by one ADS is changed after the date of this First Supplemental Indenture, the Conversion Rate shall be appropriately adjusted by the Company such that the number of Ordinary Shares represented by one ADS remains the same. For the avoidance of doubt, as of the date of this First Supplemental Indenture, each ADS represents 10 Ordinary Shares.

In addition, the Conversion Rate shall be adjusted from time to time by the Company as follows:

(1) If the Company shall issue Ordinary Shares to all or substantially all holders of Ordinary Shares as a dividend or distribution on Ordinary Shares, the Conversion Rate shall be adjusted based on the following formula:

CR1 = CR0 x OS 1/OS0

where,

CR0 = the Conversion Rate in effect at 5:00 p.m., New York City time, on the Trading Day immediately preceding the Ex-Dividend Date for such dividend or distribution;

CR1 = the Conversion Rate in effect on the Ex-Dividend Date for such dividend or distribution;

OS0 = the number of Ordinary Shares outstanding at 5:00 p.m., New York City time, on the Trading Day immediately preceding the Ex-Dividend Date for such dividend or distribution; and

OS1 = the number of Ordinary Shares outstanding immediately after and solely as a result of such dividend or distribution.

Any adjustment made pursuant to this clause (1) shall become effective immediately prior to 9:00 a.m., New York City time, on the Ex-Dividend Date. If any dividend or distribution of the type described in this clause (1) is declared but not so paid or made, the Conversion Rate will again be adjusted, effective as of the date the Board of Directors publicly announces its decision not to make such dividend or distribution, to the Conversion Rate that would then be in effect if such dividend or distribution had not been declared.

(2) If the Company shall effect an Ordinary Share split or Ordinary Share combination, the Conversion Rate shall be adjusted based on the following formula:

CR1 = CR0 x OS1/OS0

where,

CR0 = the Conversion Rate in effect at 5:00 p.m., New York City time, on the Trading Day immediately preceding the effective date of such Ordinary Share split or Ordinary Share combination;

CR1 = the Conversion Rate in effect on the effective date of such Ordinary Share split or Ordinary Share combination;

OS0 = the number of Ordinary Shares outstanding at 5:00 p.m., New York City time, on the Trading Day immediately preceding the effective date of such Ordinary Share split or Ordinary Share combination; and

OS1 = the number of Ordinary Shares outstanding immediately after and solely as a result of such Ordinary Share split or Ordinary Share combination.

Any adjustment made pursuant to this clause (2) shall become effective immediately prior to 9:00 a.m., New York City time, on the effective date of such Ordinary Share split or Ordinary Share combination.

(3) If the Company issues rights (other than rights issued pursuant to a shareholder’s rights plan) or warrants to all or substantially all holders of Ordinary Shares entitling such holders (for a period expiring within 45 days after such issuance) to subscribe for or purchase Ordinary Shares (or securities convertible into Ordinary Shares) at a price per Ordinary Share (or having a conversion price per Ordinary Share) less than the average Closing Sale Price of the ADSs divided by the number of Ordinary Shares then represented by one ADS for the five consecutive Trading Day period ending on the Trading Day immediately preceding the first public announcement of the issuance of such rights or warrants, the Conversion Rate will be adjusted based on the following formula:

CR1 = CR0 x (OS0+X)/(OS0+Y)

where,

CR0 = the Conversion Rate in effect at 5:00 p.m., New York City time, on the Trading Day immediately preceding the Ex-Dividend Date for such issuance;

CR1 = the Conversion Rate in effect on the Ex-Dividend Date for such issuance;

OS0 = the number of Ordinary Shares outstanding at 5:00 p.m., New York City time, on the Trading Day immediately preceding the Ex-Dividend Date for such issuance;

X = the total number of Ordinary Shares issuable pursuant to such rights or warrants; and

Y = the number of Ordinary Shares equal to the quotient of (x) the aggregate price payable to exercise such rights or warrants divided by (y) the quotient of (A) the average of the Closing Sale Prices of the ADSs over the 10 consecutive Trading Day period ending on the Trading Day immediately preceding the Ex-Dividend Date for such issuance, divided by (B) the number of Ordinary Shares then represented by one ADS.

Any such adjustment made pursuant to this clause (3) shall become effective immediately prior to 9:00 a.m., New York City time, on the Ex-Dividend Date for such issuance. If such rights or warrants described in this clause (3) are not so issued, the Conversion Rate will again be adjusted, effective as of the date the Board of Directors publicly announces its decision not to issue such rights or warrants, to be the Conversion Rate that would then be in effect if such issuance had not been declared. To the extent that such rights or warrants are not exercised prior to their expiration or Ordinary Shares (or securities convertible into Ordinary Shares) are not delivered pursuant to such rights or warrants upon the exercise of such rights or warrants, the Conversion Rate shall be readjusted to the Conversion Rate that would then be in effect had the adjustments made upon the issuance of such rights or warrants been made on the basis of delivery of only the number of Ordinary Shares (or securities convertible into Ordinary Shares) actually delivered. In determining the aggregate price payable to exercise such rights or warrants, there shall be taken into account any consideration received for such rights or warrants and the value of such consideration if other than cash shall be determined by the Board of Directors.

(4) If the Company makes a dividend or other distribution to all or substantially all holders of Ordinary Shares, of the Company’s Capital Stock, evidences of Indebtedness or other assets of the Company, including securities but excluding:

(A) any dividends or distributions referred to in clause (1) above;

(B) any rights and warrants referred to in clause (3) above;

(C) any dividends or distributions referred to in clause (5) below;

(D) any dividends and distributions in connection with a Reorganization Event; or

(E) any Spin-Offs to which the provisions set forth below in this clause (4) shall apply,

(the “distributed securities”), then in each such case the Conversion Rate shall be adjusted based the following formula:

CR1 = CR0 x SP0/(SP0-FMV)

where,

CR0 = the Conversion Rate in effect at 5:00 p.m., New York City time, on the Trading Day immediately preceding the Ex-Dividend Date for such distribution;

CR1 = the Conversion Rate in effect on the Ex-Dividend Date for such distribution;

SP0 = the average of the Closing Sale Prices of the ADSs over the 10 consecutive Trading Day period ending on the Trading Day immediately preceding the Ex-Dividend Date for such distribution, divided by the number of Ordinary Shares then represented by one ADS; and

FMV = the fair market value (as determined by the Board of Directors) on the Ex-Dividend Date for such distribution of the shares of Capital Stock, evidences of Indebtedness or other assets distributed with respect to each outstanding Ordinary Share.

Any such adjustment made pursuant to this clause (4) shall become effective immediately prior to 9:00 a.m., New York City time, on the Ex-Dividend Date for such distribution. In the event that such dividend or distribution described in this clause (4) is not so paid or made, the Conversion Rate will again be adjusted, effective as of the date the Board of Directors publicly announces its decision not to make such dividend or distribution, to be the Conversion Rate that would then be in effect if such dividend or distribution had not been declared.

With respect to any rights or warrants (the “rights”) that may be issued or distributed pursuant to any rights plan of the Company currently in effect or that the Company implements after the date of this First Supplemental Indenture (a “rights plan”), in lieu of any adjustment required upon conversion of the Notes into ADSs, to the extent that such rights plan is in effect upon such conversion, the holders of Notes will receive, with respect to the ADSs (or the Ordinary Shares represented thereby) issued upon conversion, the rights described therein (whether or not the rights have separated from the ADSs (or the Ordinary Shares represented thereby) at the time of conversion), subject to the limitations set forth in and in accordance with any such rights plan; provided that in the case of the Company’s current rights plan or a future rights plan to the extent applicable, if, at the time of conversion, however, the rights have separated from the ADSs (or the Ordinary Shares represented thereby) in accordance with the provisions of the rights plan so that Holders would not be entitled to receive any rights in respect of the ADSs issuable upon conversion of the Notes as a result of the timing of the conversion date, the Conversion Rate shall be adjusted as if the Company distributed to all Holders of ADSs distributed securities, subject to appropriate readjustment in the event of the expiration, termination, repurchase or redemption of the rights. Any distribution of rights or warrants pursuant to a rights plan complying with the requirements set forth in the immediately preceding sentence of this paragraph shall not constitute a distribution of rights or warrants. Other than as specified in this clause (4), there will not be any adjustment to the Conversion Rate as the result of the issuance of any rights, the distribution of separate certificates representing such rights, the exercise or redemption of such rights in accordance with any rights plan or the termination or invalidation of any rights.

If the transaction that gives rise to an adjustment pursuant to this clause (4) is, however, one pursuant to which the payment of a dividend or other distribution on Ordinary Shares consists of shares of Capital Stock of any class or series of, or similar equity interest in, a Subsidiary or other business unit of the Company (a “Spin-Off”) that are, or, when issued will be, traded or listed on the Nasdaq Global Select Market, the Nasdaq Global Market, the New York Stock Exchange or any other U.S. national securities exchange or market, the Conversion Rate shall be adjusted based on the following formula:

CR1 = CR0 x (FMV0+MP0)/MP0

where,

CR0 = the Conversion Rate in effect at 5:00 p.m., New York City time, on the last Trading Day of the Valuation Period;

CR1 = the Conversion Rate in effect immediately after 5:00 p.m., New York City time, on the last Trading Day of the Valuation Period;

FMV0 = the average of the Closing Sale Prices of the Capital Stock or similar equity interest distributed to holders of Ordinary Shares applicable to one Ordinary Share over the first 10 consecutive Trading Day period beginning on and including the fifth Trading Day after the effective date of the Spin-Off (the “Valuation Period”); and

MP0 = the average of the Closing Sale Prices of the ADSs over the Valuation Period, divided by the then applicable number of Ordinary Shares then represented by one ADS.

Any such adjustment made pursuant to this clause (4) shall occur on the fifteenth Trading Day from, and including, the effective date of the Spin-Off. As a result, any conversion within the 15 Trading Days following the effective date of any Spin-Off shall be deemed not to have occurred until the end of such 15 Trading Day period.

(5) If the Company, by dividend or otherwise, at any time distributes (a “Triggering Distribution”) to all or substantially all holders of Ordinary Shares a payment consisting exclusively of cash (excluding any dividend or distribution in connection with the Company’s liquidation, dissolution or winding up, whether voluntary or involuntary, or upon a Reorganization Event), the Conversion Rate shall be adjusted based on the following formula:

CR1 = CR0 × SP0/(SP0 – C)

where

CR0 = the Conversion Rate in effect at 5:00 p.m., New York City time, on the Trading Day immediately preceding the Ex-Dividend Date for such Triggering Distribution;

CR1 = the Conversion Rate in effect on the Ex-Dividend Date for such Triggering Distribution;

SP0 = the average of the Closing Sale Prices of the ADSs over the 10 consecutive Trading Day period ending on the Trading Day immediately preceding the Ex-Dividend Date for such Triggering Distribution, divided by the number of Ordinary Shares then represented by one ADS; and

C = the amount of such Triggering Distribution per Ordinary Share that the Company distributes to holders of its Ordinary Shares.

Any adjustment made pursuant to this clause (5) shall become effective immediately prior to 9:00 a.m., New York City time, on the Ex-Dividend Date for such Triggering Distribution. In the event that such Triggering Distribution described in this clause (5) is not so paid or made, the Conversion Rate will again be adjusted effective as of the date the Board of Directors publicly announces its decision not to make such Triggering Distribution, to be the Conversion Rate that would then be in effect if such Triggering Distribution had not been declared.

(6) If the Company or any of its Subsidiaries makes a payment in respect of a tender offer or exchange offer for Ordinary Shares, if (A) the cash and value of any other consideration included in the payment per Ordinary Share exceeds (B) the Closing Sale Price of the ADSs on the Trading Day immediately following the last date on which tenders or exchanges may be made pursuant to such tender offer or exchange offer, divided by the number of Ordinary Shares then represented by one ADS, the Conversion Rate shall be adjusted based on the following formula:

CR1 = CR0 x (AC + (SP1 x OS 1))/(SP1 x OS0)

where,

CR0 = the Conversion Rate in effect on the day immediately prior to the effective date of the adjustment;

CR1 = the Conversion Rate in effect immediately following the effective date of the adjustment;

AC = the aggregate value of all cash and any other consideration (as determined by the Board of Directors) paid or payable for Ordinary Shares purchased in such tender offer or exchange offer;

OS0 = the number of Ordinary Shares outstanding immediately prior to the date such tender offer or exchange offer expires;

OS1 = the number of Ordinary Shares outstanding immediately after the date such tender offer or exchange offer expires; and

SP1 = the average of the Closing Sale Prices of the ADSs over the 10 consecutive Trading Day period commencing on the Trading Day immediately following the date such tender offer or exchange offer expires, divided by the number of Ordinary Shares then represented by one ADS.

In the event that the Company or one of its Subsidiaries are obligated to purchase Ordinary Shares pursuant to any such tender offer, but the Company is, or such Subsidiary is, permanently prevented by applicable law from effecting any or all such purchases or any or all such purchases are rescinded, the Conversion Rate will again be adjusted to be the Conversion Rate which would have been in effect based upon the number of Ordinary Shares actually purchased, if any. If the application of this clause (6) to any tender offer would result in a decrease in the Conversion Rate, no adjustment shall be made for such tender offer under this clause (6).

Except with respect to a Spin-Off, in cases where the fair market value of assets (including cash), debt securities or certain rights, warrants or options to purchase the Company’s securities, as to which clauses (4) or (5) above apply, applicable to one Ordinary Share, distributed to holders of Ordinary Shares:

(A) equals or exceeds the average of the Closing Sale Price of the ADSs, divided by the number of Ordinary Shares then represented by each ADS, during the 10 consecutive Trading Day period ending on the Trading Day immediately preceding the Ex-Dividend Date for such distribution; or

(B) such average of the Closing Sale Prices exceeds the fair market value of such assets, debt securities or rights, warrants or options so distributed by less than $1.00,

rather than being entitled to an adjustment in the Conversion Rate, the Holders of Notes shall be entitled to receive upon conversion, in addition to the ADSs, the kind and amount of assets, debt securities or rights, warrants or options comprising the distribution that such Holder would have received if such Holder had converted such Notes immediately prior to the record date for determining the shareholders entitled to receive the distribution.

If during a period applicable for calculating the Closing Sale Price of ADSs or any other security, an event occurs that requires an adjustment to the Conversion Rate, the Closing Sale Price of such security shall be calculated for such period in a manner determined by the Company to appropriately reflect the impact of such event on the price of such security during such period. Whenever any provision of this First Supplemental Indenture requires a calculation of an average of Closing Sale Prices of ADSs or any other security over multiple days, appropriate adjustments shall be made to account for any adjustment to the Conversion Rate that becomes effective or any event requiring an adjustment to the Conversion Rate where the Ex-Dividend Date of the event occurs at any time during the period during which the average is to be calculated. Furthermore, whenever successive adjustments to the Conversion Rate are called for pursuant to this Section 4.06, such adjustments shall be made to Closing Sale Prices as may be necessary or appropriate to effectuate the intent of this Section 4.06 and to avoid unjust or inequitable results as determined in good faith by the Board of Directors and evidenced by an Officer’s Certificate delivered to the Trustee.

(b) If one or more events occur requiring an adjustment be made to the Conversion Rate for a particular period, adjustments to the Conversion Rate shall be determined by the Board of Directors to reflect the combined impact of such Conversion Rate adjustment events, as set out in this Section 4.06, during such period.

Section 4.07 No Adjustment.

(a) No adjustment in the Conversion Rate shall be required unless such adjustment would require an increase or decrease of at least 1% in the Conversion Rate as last adjusted; provided, however, that any adjustments which would be required to be made but for this Section 4.07(a) shall be carried forward and taken into account in any subsequent adjustment. Notwithstanding the foregoing sentence, upon any conversion or at the Maturity Date, all adjustments not previously made will be made on the Conversion Date or Maturity Date, as applicable. All calculations under this Article 4 shall be made to the nearest cent or to the nearest one-ten thousandth of an ADS, as the case may be, with one half cent and 0.00005 of a share, respectively, being rounded upward.

(b) No adjustment in the Conversion Rate shall be required if Holders may participate in the transactions set forth in Section 4.06 above (to the same extent as if the Notes had been converted into ADSs immediately prior to such transactions) without converting the Notes held by such Holders.

(c) Except as described in Section 4.06, no adjustment in the Conversion Rate shall be required for issuances of Ordinary Shares or any securities convertible into or exchangeable for Ordinary Shares or any securities convertible into or exchangeable for Ordinary Shares or carrying the right to purchase Ordinary Shares or any such security.

Section 4.08 Voluntary Adjustment. The Company from time to time may increase the Conversion Rate, to the extent permitted by law, by any amount for any period of time if the period is at least 20 Business Days, and the Company provides 15 calendar days prior written notice to any increase in the Conversion Rate to the Trustee, the Conversion Agent and Holders. The Company may also make such an increase to the Conversion Rate as the Board of Directors determines would avoid or diminish U.S. federal income tax to holders of Ordinary Shares resulting from any dividend or distribution of stock (or rights to acquire stock) or from any event treated as such for U.S. federal income tax purposes.

Section 4.09 Limit to Adjustments. Notwithstanding any other provision of this Article 4, in no event will the total number of ADSs issuable upon conversion of a Note exceed 20.8333 per $1,000 principal amount, subject to adjustment in the same manner as the Conversion Rate.

Section 4.10 Notice of Adjustment. Whenever the Conversion Rate is required to be adjusted pursuant to this First Supplemental Indenture, the Company shall promptly mail to Holders a notice of the adjustment and file with the Trustee and the Conversion Agent an Officers’ Certificate briefly stating the facts requiring the adjustment and the manner of computing it. Failure to mail such notice or any defect therein shall not affect the validity of any such adjustment. Unless and until the Trustee and the Conversion Agent shall receive an Officers’ Certificate setting forth an adjustment of the Conversion Rate, the Trustee may assume without inquiry that the Conversion Rate has not been adjusted and that the last Conversion Rate of which it has knowledge remains in effect.

Section 4.11 Reorganization Events. In any of the following events occur (each, a “Reorganization Event”):

(1) any recapitalization, reclassification or change of the Ordinary Shares, other than changes resulting from a subdivision or combination;

(2) a consolidation, merger or combination involving the Company;

(3) a sale, conveyance or lease to another corporation of all or substantially all of the property and assets of the Company, other than to one or more of the Company’s Subsidiaries; or

(4) a statutory share exchange,

in each case as a result of which holders of Ordinary Shares (including Ordinary Shares represented by ADSs) are entitled to receive stock, other securities, other property or assets (including cash or any combination thereof) with respect to or in exchange for Ordinary Shares (including Ordinary Shares represented by ADSs), the Company or the resulting, surviving or transferee Person, as the case may be, shall execute with the Trustee a supplemental indenture (which shall comply with the Trust Indenture Act as in force at the date of execution of such supplemental indenture, if such supplemental indenture is then required to so comply) providing that from and after the effective date of such transaction each such Note shall, without the consent of any Holders of Notes, become convertible into the kind and amount of shares of stock, other securities or other property or assets (including cash or any combination thereof) which they would have owned or been entitled to receive upon such Reorganization Event had such Notes been converted into Ordinary Shares (including Ordinary Shares represented by ADSs) immediately prior to such Reorganization Event, except that if such transaction constitutes a Change of Control, such Holders will not convert at an increased Conversion Rate if such Holder does not convert its Notes “in connection with” the relevant Change of Control. In the event holders of Ordinary Shares (including Ordinary Shares represented by ADSs) have the opportunity to elect the form of consideration to be received in such Reorganization Event, the Notes will be convertible into the weighted average of the kind and amount of consideration received by the holders of Ordinary Shares that affirmatively make such an election or, if no holders of Ordinary Shares actually make such election, the types and amount of consideration actually received by such holders. The Company may not become a party to any such transaction unless its terms are materially consistent with the preceding. None of the foregoing provisions shall affect the right of a Holder of Notes to convert its Notes into ADSs prior to the effective date of the Reorganization Event.

Such supplemental indenture shall provide for adjustments that shall be as nearly equivalent as may be practicable to the adjustments provided for in this Article 4, as determined in good faith by the Company or resulting, surviving or transferee Person.

If, in the case of any such recapitalization, reclassification, change, consolidation, merger, sale, conveyance or lease or statutory share exchange, the stock or other securities and assets received thereupon by a holder of Ordinary Shares includes shares of stock or other securities and assets of a person other than the resulting, surviving or transferee Person, as the case may be, in such recapitalization, reclassification, change, consolidation, merger, combination, sale, conveyance or lease or statutory share exchange, then such supplemental indenture shall also be executed by such other Person and shall contain such additional provisions to protect the interests of the Holders of the Notes as the Board of Directors shall reasonably consider necessary by reason of the foregoing, including to the extent practicable the provisions providing for the conversion rights set forth in this Article 4.

The Company shall cause notice of the execution of such supplemental indenture to be mailed to each Holder, at the address of such Holder as it appears on the register of the Notes maintained by the Registrar, within 20 calendar days after execution thereof. Failure to deliver such notice shall not affect the legality or validity of such supplemental indenture.

The above provisions of this Section 4.11 shall similarly apply to successive recapitalizations, reclassifications, changes, consolidations, mergers, combinations, sales, conveyances or leases or statutory share exchanges.

If this Section 4.11 applies to any event or occurrence, Section 4.06 shall not apply.

Section 4.12 Notice of Certain Transactions. In the event that there is a dissolution or liquidation of the Company, the Company shall mail to Holders and file with the Trustee and the Conversion Agent a notice stating the proposed effective date. The Company shall mail such notice at least 10 Business Days before such proposed effective date. Failure to mail such notice or any defect therein shall not affect the validity of any transaction referred to in this Section 4.12.

Section 4.13 Trustee’s Disclaimer; Agents’ Disclaimer.

(a) Neither the Trustee nor any Agent shall have a duty to determine when an adjustment under this Article 4 should be made, how it should be made or what such adjustment should be, but may accept as conclusive evidence of that fact or the correctness of any such adjustment, and shall be protected in relying upon, an Officer’s Certificate and/or an Opinion of Counsel, including the Officer’s Certificate with respect thereto which the Company is obligated to file with the Trustee and the Conversion Agent pursuant to Section 4.10. Neither the Trustee nor any Agent makes any representation as to the validity or value of any securities or assets issued upon conversion of Notes, and neither the Trustee nor any Agent shall be responsible for the Company’s failure to comply with any provisions of this Article 4. Neither the Trustee nor any Agent shall have any obligation to monitor the price of the ADSs or the Ordinary Shares.

(b) Neither the Trustee nor any Agent shall be under any responsibility to determine the correctness of any provisions contained in any supplemental indenture executed pursuant to Section 4.11, but may accept as conclusive evidence of the correctness thereof, and shall be fully protected in relying upon, the Officer’s Certificate and Opinion of Counsel, with respect thereto which the Company is obligated to file with the Trustee and the Agents pursuant to Section 15.03 of the Base Indenture.

ARTICLE 5

COVENANTS

Section 5.01 Payment of Notes. Section 6.01 of the Base Indenture shall not apply to the Notes and hereafter shall be void and of no force and effect except solely with respect to any other series of Securities issued under the Base Indenture; and, insofar as relating to the Notes, any reference to Section 6.01 in the Base Indenture shall instead be deemed to refer to Section 5.01 of this First Supplemental Indenture.

The Company shall promptly make all payments in respect of the Notes on the dates and in the manner provided in the Notes and the Base Indenture and this First Supplemental Indenture. The Company shall, to the fullest extent permitted by law, pay interest in immediately available funds on overdue principal amount and interest at the annual rate borne by the Notes compounded semiannually, which interest shall accrue from the date such overdue amount was originally due to the date payment of such amount, including interest thereon, has been made or duly provided for.

Section 5.02 SEC and Other Reports. Section 11.02 of the Base Indenture shall not apply to the Notes and hereafter shall be void and of no force and effect except solely with respect to any other series of Securities issued under the Base Indenture; and, insofar as relating to the Notes, any reference to Section 11.02 in the Base Indenture shall instead be deemed to refer to Section 5.02 of this First Supplemental Indenture.

The Company shall deliver to the Trustee, within 15 calendar days after the Company would have been required to file with the SEC, copies of the annual reports and of the information, documents and other reports (or copies of such portions of any of the foregoing as the SEC may by rules and regulations prescribe) that the Company is required to file with the SEC pursuant to Section 13 or 15(d) of the Exchange Act; provided that any such reports, information and documents filed with the SEC pursuant to its Electronic Data Gathering, Analysis and Retrieval (or EDGAR) system shall be deemed to be delivered with the Trustee. The Company shall also comply with the other provisions of Section 314(a) of the Trust Indenture Act.

Section 5.03 Reporting Additional Interest. In the event that the Company is required to pay any Reporting Additional Interest to Holders of Notes, the Company will provide written notice to the Trustee of its obligation to pay Reporting Additional Interest no later than two calendar days prior to the relevant Interest Payment Date for Reporting Additional Interest, and such notice shall set forth the amount of Reporting Additional Interest to be paid by the Company on such Interest Payment Date. The Trustee shall not at any time be under any duty or responsibility to any Holder to determine the Reporting Additional Interest, or with respect to the nature, extent or calculation of the amount of Reporting Additional Interest when made, or with respect to the method employed in such calculation of the Reporting Additional Interest.

Section 5.04 Compliance Certificates. Section 6.05 of the Base Indenture shall not apply to the Notes and hereafter shall be void and of no force and effect except solely with respect to any other series of Securities issued under the Base Indenture; and, insofar as relating to the Notes, any reference to Section 6.05 in the Base Indenture shall instead be deemed to refer to Section 5.04 of this First Supplemental Indenture.

The Company shall deliver to the Trustee, within 120 days after the end of each fiscal year of the Company (beginning with the fiscal year ending March 31, 2009), a certificate of the principal executive officer, principal financial officer or principal accounting officer as to the signer’s knowledge of the Company’s compliance with all conditions and covenants on its part contained in this

Indenture and stating whether or not the signer knows of any Default or Event of Default; provided that within 15 days after a change to the Company’s fiscal year, the Company shall deliver to the Trustee an Officer’s Certificate certifying as to such change. If such signer knows of such a Default or Event of Default, the Officers’ Certificate shall describe the Default or Event of Default and the efforts to remedy the same. For the purposes of this Section 5.04, compliance shall be determined without regard to any grace period or requirement of notice provided pursuant to the terms of this Indenture.

Section 5.05 Further Instruments and Acts. Upon request of the Trustee or any Agent, the Company will execute and deliver such further instruments and do such further acts as may be reasonably necessary or proper to carry out more effectively the purposes of this First Supplemental Indenture.

Section 5.06 Additional Amounts. All payments made by the Company or any successor to the Company under or with respect to the Notes, including delivery of ADSs upon conversion, will be made without withholding or deduction for, or on account of, any present or future taxes, duties, assessments or governmental charges of whatever nature imposed or levied by or within any jurisdiction in which the Company or any successor are organized or resident for tax purposes or through which payment is made (or any political subdivision or taxing authority thereof or therein) (each, as applicable, a “Relevant Jurisdiction”), unless such withholding or deduction is required by law or by regulation or governmental policy having the force of law. In the event that any such withholding or deduction is so required, the Company shall pay to the Holder of each Note such additional amounts (“Additional Amounts”) as may be necessary to ensure that the net amount received by the Holder after such withholding or deduction (and after deducting any taxes on the Additional Amounts) shall equal the amounts which would have been received by such Holder had no such withholding or deduction been required, except that no Additional Amounts shall be payable:

(a) for or on account of:

(1) any tax, duty, assessment or other governmental charge that would not have been imposed but for:

(A) the existence of any present or former connection between the Holder or beneficial owner of such Note, and the Relevant Jurisdiction other than merely holding such Note or the receipt of payments thereunder, including, without limitation, such Holder or beneficial owner being or having been a national, domiciliary or resident of such Relevant Jurisdiction or treated as a resident thereof or being or having been physically present or engaged in a trade or business therein or having or having had a permanent establishment therein;

(B) the presentation of such Note (in cases in which presentation is required) more than 30 days after the later of the date on which the payment of the principal of and interest on such Note became due and payable pursuant to the terms thereof or was made or duly provided for; or

(C) the failure of the Holder or beneficial owner to comply with a timely request from the Company or any successor, addressed to the Holder or beneficial owner, as the case may be, to provide information concerning such Holder’s or beneficial owner’s nationality, residence, identity or connection with the Relevant Jurisdiction, if and to the extent that due and timely compliance with such request is required by law, regulation or administrative practice of the Relevant Jurisdiction to reduce or eliminate any withholding or deduction as to which Additional Amounts would have otherwise been payable to such Holder;

(2) any estate, inheritance, gift, sale, transfer, capital gains, excise, personal property or similar tax, assessment or other governmental charge;

(3) any tax, duty, assessment or other governmental charge that is payable otherwise than by withholding from payments under or with respect to the Notes; or

(4) any combination of taxes, duties, assessments or other governmental charges referred to in the preceding clauses (1), (2) or (3); or

(b) with respect to any payment of the principal of, or interest on, such Note to a Holder, if the Holder is a fiduciary, partnership or person other than the sole beneficial owner of any payment to the extent that such payment would be required to be included in the income under the laws of the Relevant Jurisdiction, for tax purposes, of a beneficiary or settlor with respect to the fiduciary, a member of that partnership or a beneficial owner who would not have been entitled to such Additional Amounts had that beneficiary, settlor, partner or beneficial owner been the Holder thereof.

Whenever there is mentioned in any context the payment of principal of, or interest on, any Note, such mention shall be deemed to include payment of Additional Amounts provided for in the Indenture to the extent that, in such context, Additional Amounts are, were or would be payable in respect thereof.

ARTICLE 6

SUCCESSOR COMPANY

Article VII of the Base Indenture shall not apply to the Notes and hereafter shall be void and of no force and effect except solely with respect to any other series of Securities issued under the Base Indenture; and, insofar as relating to the Notes, any reference to Article VII in the Base Indenture shall instead be deemed to refer to Sections 6.01, 6.02 and 6.03, as applicable, of this First Supplemental Indenture.

Section 6.01 When Company May Consolidate, Amalgamate, Merge or Transfer Assets. The Company shall not, in a single transaction or a series of related transactions, consolidate with or merge into any Person or convey, transfer or lease its properties and assets substantially as an entirety to another Person, other than to one or more of the Company’s Wholly Owned Subsidiaries, unless:

(a) either (i) the Company is the continuing corporation or (ii) the resulting, surviving or transferee Person (if other than the Company) is a corporation, limited liability company, partnership, trust or other business entity organized and existing under the laws of the Cayman Islands, the British Virgin Islands, Bermuda, Hong Kong, or the United States or any state thereof or the District of Columbia, and such Person assumes, by a supplemental indenture, all of the Company’s obligations under the Notes and the Indenture, in each case in a form reasonably satisfactory to the Trustee;

(b) immediately after giving effect to the transaction described above, no Default or Event of Default has occurred and is continuing;

(c) if as a result of such transaction the Notes become convertible based on ordinary shares, common stock or other securities issued by any Person other than the Company or the resulting, surviving or transferee Person, such other Person fully and unconditionally guarantees all obligations of the Company or the resulting, surviving or transferee Person (if other than the Company), as applicable, under the Notes and the Indenture; and

(d) the Company has delivered to the Trustee the Officers’ Certificate and Opinion of Counsel pursuant to Section 6.03.

Section 6.02 Successor to be Substituted. In case of any such consolidation, amalgamation, merger, sale, lease, transfer, conveyance or other disposition in which the Company is not the continuing corporation and upon the assumption by the successor Person, by supplemental indenture, executed and delivered to the Trustee and reasonably satisfactory in form and substance to the Trustee, of the due and punctual payment of the principal of and interest on all of the Notes, and the due and punctual performance and observance of all of the covenants and conditions of the Indenture to be performed or satisfied by the Company, such successor Person shall succeed to, and be substituted for, the Company, and may exercise every right and power of the Company with the same effect as if it had been named herein as the party of this first part, and the Company shall be discharged from its obligations under the Notes and the Indenture. Such successor Person thereupon may cause to be signed, and may issue either in its own name or in the name of the Company, any or all of the Notes, issuable hereunder that theretofore shall not have been signed by the Company and delivered to the Trustee; and, upon the order of such successor Person instead of the Company and subject to all the terms, conditions and limitations in the Indenture prescribed, the Trustee shall authenticate and shall deliver, or cause to be authenticated and delivered, any Notes that previously shall have been signed and delivered by the officers of the Company to the Trustee for authentication, and any Notes that such successor Person thereafter shall cause to be signed and delivered to the Trustee for that purpose. All the Notes so issued shall in all respects have the same legal rank and benefit under the Indenture as the Notes theretofore or thereafter issued in accordance with the terms of the Indenture as though all of such Notes had been issued at the date of the execution hereof. In the event of any such consolidation, merger, sale, lease, transfer, conveyance or other disposition, upon compliance with this Article 6 the Person named as the “Company” in the first paragraph of the Indenture or any successor that shall thereafter have become such in the manner prescribed in this Article 6 may be dissolved, wound up and liquidated at any time thereafter and such Person shall be discharged from its liabilities as obligor and maker of the Notes and from its obligations under the Indenture.

Section 6.03 Opinion of Counsel to be Given Trustee. Prior to execution of any supplemental indenture pursuant to this Article 6, the Trustee shall be provided with an Officers’ Certificate and an Opinion of Counsel as conclusive evidence that any such consolidation, merger, sale, lease, transfer, conveyance or other disposition and any such assumption complies with the provisions of this Article 6.

ARTICLE 7

DEFAULT AND REMEDIES

Section 7.01 Events of Default. Section 8.01 of the Base Indenture shall not apply to the Notes and hereafter shall be void and of no force and effect except solely with respect to any other series of Securities issued under the Base Indenture; and, insofar as relating to the Notes, any reference to Section 8.01 in the Base Indenture shall instead be deemed to refer to Section 7.01 of this First Supplemental Indenture.

An “Event of Default”, whenever used in the Indenture with respect to the Notes shall mean any one of the following events:

(a) default in the payment of any principal amount or Fundamental Change Purchase Price due with respect to the Notes, when the same becomes due and payable;

(b) default in payment of any interest under the Notes, which default continues for 30 days after the date when due;

(c) default in the delivery when due of ADSs deliverable upon conversion with respect to the Notes, which default continues for 15 days after such scheduled delivery date;

(d) the Company’s failure to perform or observe any other term, covenant or agreement in the Notes or the Indenture (other than those referred to in (a), (b) or (c) above) and such failure of the Company to cure (or obtain a waiver of) such default continues for 60 days after the notice specified below;

(e) default in the payment of principal by the end of any applicable grace period or resulting in acceleration of other indebtedness of the Company for borrowed money where the aggregate principal amount with respect to which the default or acceleration has occurred exceeds $15.0 million and such acceleration has not been rescinded or annulled or such Indebtedness repaid within a period of 30 days after written notice to the Company by the Trustee or to the Company and the Trustee by the Holders of at least 25% in aggregate principal amount of the Notes, provided that if any such default is cured, waived, rescinded or annulled, then the event of default by reason thereof would be deemed not to have occurred;

(f) the Company or any Significant Subsidiary pursuant to or within the meaning of any Bankruptcy Law:

(1) commences as a debtor a voluntary case or proceeding; or

(2) consents to the entry of an order for relief against it in an involuntary case or proceeding or the commencement of any case against it; or

(3) consents to the appointment of a Receiver of it or for all or substantially all of its property; or

(4) makes a general assignment for the benefit of its creditors; or

(5) files a petition in bankruptcy or answer or consent seeking reorganization or relief; or

(6) consents to the filing of such a petition or the appointment of or taking possession by a Receiver; or

(g) a court of competent jurisdiction enters an order or decree under any Bankruptcy Law that:

(1) grants relief against the Company or any Significant Subsidiary in an involuntary case or proceeding or adjudicates the Company or any Significant Subsidiary insolvent or bankrupt; or

(2) appoints a Receiver of the Company or any Significant Subsidiary or for all or substantially all of the property of the Company or any Significant Subsidiary; or

(3) orders the winding up or liquidation of the Company or any Significant Subsidiary;

and in each case the order or decree remains unstayed and in effect for 60 consecutive days.

The foregoing shall constitute Events of Default whatever the reason for any such Event of Default and whether it is voluntary or involuntary or is effected by operation of law or pursuant to any judgment, decree or order of any court or any order, rule or regulation of any administrative or governmental body.

However, a Default under clause (d) of this Section 7.01 will not constitute an Event of Default until the Trustee or the holders of 25% in principal amount of the Notes notify the Company of the Default and such Default is not cured within the time specified by clause (d) of this Section 7.01 after receipt of such notice. Such notice must specify the Default, demand that it be remedied and state that such notice is a “Notice of Default”.

Section 7.02 Acceleration. Section 8.02(a) of the Base Indenture shall not apply to the Notes and hereafter shall be void and of no force and effect except solely with respect to any other series of Securities issued under the Base Indenture; and, insofar as relating to the Notes, any reference to Section 8.02(a) in the Base Indenture shall instead be deemed to refer to Section 7.02 of this First Supplemental Indenture.

(a) If an Event of Default described in clauses (f) and (g) of Section 7.01 occurs and is continuing with respect to the Company, the principal of and accrued and unpaid interest on the Notes then Outstanding will become and be immediately due and payable without any declaration or other act on the part of the Trustee or any Holder. If any other Event of Default occurs and is continuing, the Trustee or the Holders of at least 25% in principal amount of the Notes then Outstanding may declare the principal of and accrued and unpaid interest on the Notes then Outstanding to be due and payable. Upon such a declaration, such principal and accrued and unpaid interest will be due and payable immediately and the Trustee may, in its discretion, proceed to protect and enforce the rights of the Holders of the Notes by appropriate judicial proceedings.

(b) Notwithstanding the foregoing, the sole remedy for an Event of Default relating to the failure to comply with the reporting obligations set forth in Section 5.02 hereof or the failure to comply with the requirements of Section 314(a)(1) of the Trust Indenture Act, shall for the 180 calendar days after the occurrence of such an Event of Default consist exclusively of the right to receive additional interest on the Notes at an annual rate equal to 0.50% of the principal amount of the Notes (“Reporting Additional Interest”). This Reporting Additional Interest will be payable in the same manner and on the same dates as the stated interest payable on the Notes. The Reporting Additional Interest will accrue on all Outstanding Notes from and including the date on which an Event of Default relating to a failure to comply with the reporting obligations herein first occurs to but not including the 180th calendar day thereafter (or such earlier date on which the Event of Default shall have been cured or waived). On such 180th calendar day (or earlier, if the Event of Default relating to the reporting obligations is cured or waived prior to such 180th calendar day), such Reporting Additional Interest will cease to accrue and, if the Event of Default relating to reporting obligations has not been cured or waived prior to such 180th calendar day, the Notes shall be subject to acceleration as provided above if the Event of Default is continuing. The provisions described in this Section 7.02(b) will not affect the rights of Holders in the event of the occurrence of any other Event of Default. For the avoidance of doubt, the Reporting Additional Interest shall not begin accruing until the Company fails to perform the reporting obligations set forth in Section 5.02 hereof or the failure to comply with the requirements of Section 314(a)(1) of the Trust Indenture Act for a period of 60 calendar days after written notice of such failure is given to the Company by the Trustee or to the Company and the Trustee by the Holders of at least 25% in aggregate principal amount of Notes then Outstanding.

Section 7.03 Waiver of Past Defaults; Control by Holders. Section 8.06 of the Base Indenture shall not apply to the Notes and hereafter shall be void and of no force and effect except solely with respect to any other series of Securities issued under the Base Indenture; and, insofar as relating to the Notes, any reference to Section 8.06 in the Base Indenture shall instead be deemed to refer to Section 7.03 of this First Supplemental Indenture.

(a) The Holders of a majority in aggregate principal amount of the Outstanding Notes may waive all past Defaults (except with respect to nonpayment of principal or interest or failure to deliver ADSs upon conversion) and rescind any such acceleration with respect to the Notes and its consequences if:

(1) rescission would not conflict with any judgment or decree of a court of competent jurisdiction; and

(2) all existing Events of Default, other than the nonpayment of the principal of and interest on the Notes that have become due solely by such declaration of acceleration, have been cured or waived.

Upon any such waiver the Company, the Trustee and the Holders of the Notes shall be restored to their former positions and rights hereunder, respectively; but no such waiver shall extend to any subsequent or other Default or Event of Default or impair any right consequent thereon. Whenever any Default or Event of Default hereunder shall have been waived as permitted by this Section 7.03(a), said Default or Event of Default shall for all purposes of the Notes and the Indenture be deemed to have been cured and to be not continuing.

(b) The Holders of a majority in principal amount of the Outstanding Notes shall have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or of exercising any trust or power conferred on the Trustee; provided, however, that, subject to the provisions of Sections 12.01 and 12.02 of the Base Indenture, the Trustee shall have the right to decline to follow any such direction if the Trustee being advised by counsel determines that the action so directed may not lawfully be taken or would be unduly prejudicial to Holders not joining in such direction or would involve the Trustee in personal liability. Prior to taking any action under the Indenture, the Trustee will be entitled to indemnification satisfactory to it in its sole discretion against all losses and expenses caused by taking or not taking such action.

ARTICLE 8

AMENDMENTS

Section 8.01 Without Consent of Holders. Section 15.01 of the Base Indenture shall not apply to the Notes and hereafter shall be void and of no force and effect except solely with respect to any other series of Securities issued under the Base Indenture; and, insofar as relating to the Notes, any reference to Section 15.01 in the Base Indenture shall instead be deemed to refer to Section 8.01 of this First Supplemental Indenture.

The Company and the Trustee may amend this First Supplemental Indenture or the Notes without notice to or consent of any Holders to:

(a) provide for the conversion rights of Holders of the Notes in the event of any Reorganization Event;

(b) evidence a successor to the Company and provide for the assumption by that successor of the Company’s obligations under the Indenture and the Notes;

(c) add to the Company’s covenants for the benefit of the Holders of the Notes, including adding one or more additional put rights in favor of the Holders of Notes, or to surrender any right or power conferred upon the Company;

(d) secure the Company’s obligations or add guarantees in respect of the Notes and the Indenture;

(e) increase the Conversion Rate;

(f) evidence and provide the acceptance of the appointment of a successor trustee under the Indenture;

(g) make any change to comply with the requirements of the SEC in order to effect or maintain qualification of the Indenture under the Trust Indenture Act, as contemplated by the Indenture or otherwise;

(h) provide for uncertificated Notes in addition to or in place of Certificated Notes, provided, however, that the uncertificated Notes are issued in registered form for purposes of Section 163(f) of the Code or in a manner such that the uncertificated Notes are described in Section 163(f)(2)(B) of the Code;

(i) cure any ambiguity, omission, defect or inconsistency in the Indenture; or

(j) make any changes of a formal, minor or technical nature or necessary to correct a manifest error or to comply with mandatory provisions of applicable law as evidenced by an Opinion of Counsel so long as such change does not adversely affect the rights of the Holders of the Notes in any material respect; provided, that any amendment made solely to conform the provisions of the Indenture to the description of the Notes contained in the Prospectus Supplement will be deemed not to adversely affect the interests of the Holders of the Notes.

Section 8.02 With Consent of Holders. Section 15.02 of the Base Indenture shall not apply to the Notes and hereafter shall be void and of no force and effect except solely with respect to any other series of Securities issued under the Base Indenture; and, insofar as relating to the Notes, any reference to Section 15.02 in the Base Indenture shall instead be deemed to refer to Section 8.02 of this First Supplemental Indenture.

The Trustee and the Company may amend the Indenture or the Notes with the written consent or affirmative vote of the Holders of not less than a majority in aggregate principal amount of the Notes then Outstanding. However, the written consent or affirmative vote of the Holder of each Outstanding Note affected by such change is required to:

(a) alter the manner of calculation of interest on the Note or reduce the rate of accrual of interest on the Note or change the date of payment;

(b) change the Maturity Date;

(c) reduce the principal amount or Fundamental Change Purchase Price with respect to the Note;

(d) make any change that adversely affects the right to require the Company to purchase the Note upon a Fundamental Change;

(e) impair the right to institute suit for the enforcement of any payment with respect to the Note or with respect to conversion of the Note;

(f) change the currency of payment of principal of, or interest on, the Note;

(g) except as otherwise permitted by the Indenture, adversely affect the conversion rights of the Note; or

(h) change the provisions in the Indenture that relate to modifying or amending the Indenture.

For the avoidance of doubt, the only written consent or affirmative vote required to approve any of the foregoing changes is the written consent or affirmative vote of the Holders of each Note affected by such change; the written consent or affirmative note of the Holders of a majority in aggregate principal amount of the Outstanding Notes is not additionally required.

The Company may set a record date for purposes of determining the identity of the Holders entitled to give a written consent or affirmatively vote by the Company as authorized or permitted by this Section 8.02. Such record date shall not be more than 30 calendar days prior to the first solicitation of such consent or the date of the most recent list of holders furnished to the Trustee prior to such solicitation pursuant to Section 312 of the Trust Indenture Act.

It is not necessary for the consent of the Holders of Notes under this First Supplemental Indenture to approve the particular form of any proposed amendment or supplement, but it is sufficient if such consent approves the substance thereof.

Section 8.03 Notification. After an amendment under this Article 8 becomes effective, the Company shall mail to Holders a notice briefly describing such amendment. The failure to give such notice to all Holders, or any defect therein, shall not impair or affect the validity of an amendment under this Article 8.

ARTICLE 9

DISCHARGE OF INDENTURE

Section 9.01 Discharge of Liability on Notes. Section 13.02 of the Base Indenture shall not apply to the Notes and hereafter shall be void and of no force and effect except solely with respect to any other series of Securities issued under the Base Indenture; and, insofar as relating to the Notes, any reference to Section 13.02 in the Base Indenture shall instead be deemed to refer to Section 9.01 of this First Supplemental Indenture.

(a) When (i) the Company delivers to the Trustee all outstanding Notes (other than Notes replaced pursuant to Section 3.07 of the Base Indenture) for cancellation or (ii) all outstanding Notes have become due and payable, whether at maturity or upon a purchase pursuant to Article 3, and the Company irrevocably deposits with the Trustee money sufficient to pay at maturity or upon a purchase all amounts due under the then outstanding Notes (other than Notes replaced pursuant to Section 3.07 of the Base Indenture) including interest thereon to maturity or such purchase date, and ADSs (or other property, if applicable) due in respect of converted Notes, and if in each such case the Company pays all other sums payable hereunder by the Company, then this First Supplemental Indenture shall, subject to Section 9.01(b), cease to be of further effect. The Trustee shall acknowledge satisfaction and discharge of this First Supplemental Indenture on demand of the Company accompanied by an Officers’ Certificate and an Opinion of Counsel and at the cost and expense of the Company.

(b) Notwithstanding Section 9.01(a), the Company’s obligations in this Article 9 shall survive until the Notes have been paid in full or the delivery of the ADSs in accordance with Article 4 has been satisfied in full.

Section 9.02 Application of Trust Money. Section 13.07 of the Base Indenture shall not apply to the Notes and hereafter shall be void and of no force and effect except solely with respect to any other series of Securities issued under the Base Indenture; and, insofar as relating to the Notes, any reference to Section 13.07 in the Base Indenture shall instead be deemed to refer to Section 9.02 of this First Supplemental Indenture.

The Trustee shall hold in trust money and any ADSs (or other property, if applicable) due in respect of converted Notes deposited with it pursuant to this Article 9. It shall apply the deposited money through the Paying Agent and in accordance with this Indenture to the payment of principal of and interest on the Notes or, in the case of ADSs (or other property, if applicable) due in respect of converted Notes, in accordance with this Indenture in relation to the conversion of Notes pursuant to the terms hereof.

Section 9.03 Reinstatement. If the Trustee or Paying Agent is unable to apply any money or to deliver any ADSs (or other property, if applicable) due in respect of converted Notes in accordance with this Article 9 by reason of any legal proceeding or by reason of any order or judgment of any court or governmental authority enjoining, restraining or otherwise prohibiting such application, the Company’s obligations under this Indenture and the Notes shall be revived and reinstated as though no deposit had occurred pursuant to this Article 9 until such time as the Trustee or Paying Agent is permitted to apply all such money and any ADSs (or other property, if applicable) due in respect of converted Notes in accordance with this Article 9; provided, however, that, if the Company has made any payment of interest on or principal of any Notes because of the reinstatement of its obligations, the Company shall be subrogated to the rights of the Noteholders of such Notes to receive such payment from the money held by the Trustee or Paying Agent.

Section 9.04 Defeasance. The Notes will not be subject to defeasance. Accordingly, Section 13.03 of the Original Indenture shall not apply with respect to the Notes.

ARTICLE 10

MISCELLANEOUS

Section 10.01 Ratification of Indenture. This First Supplemental Indenture is executed by the Company, and by the Trustee upon the Company’s request, pursuant to the provisions of Section 15.01(m) of the Original Indenture, and the terms and conditions hereof shall be deemed to be part of the Indenture for all purposes. The Base Indenture, as supplemented and amended by this First

Supplemental Indenture, is in all respects ratified and confirmed. Notwithstanding the foregoing, to the extent that any of the terms of this First Supplemental Indenture are inconsistent with, or conflict with, the terms of the Indenture, the terms of this First Supplemental Indenture shall govern.

Section 10.02 Responsibility for Recitals, Etc. The recitals herein and in the Notes (except in the Trustee’s certificate of authentication) shall be taken as the statements of the Company, and the Trustee assumes no responsibility for the correctness thereof. The Trustee makes no representations, warranty or undertaking, express or implied, and no responsibility or liability is accepted by the Trustee as to the validity or sufficiency of this First Supplemental Indenture or of the Notes or as to the accuracy or completeness of the information included or incorporated by reference in this First Supplemental Indenture or any other information supplied in connection with the Notes. The Trustee shall not be accountable for the use or application by the Company of the Notes or of the proceeds thereof. All rights, protections, privileges, indemnities and benefits granted or afforded to the Trustee under the Indenture shall be deemed incorporated herein by this reference and shall be deemed applicable to all actions taken, suffered or omitted by the Trustee under this First Supplemental Indenture.

Section 10.03 Calculations in Respect of the Notes. The Company or its calculation agents shall be responsible for making all calculations called for under the Indenture and the Notes. These calculations include, but are not limited to, the determination of the Closing Sale Price of the ADSs, accrued interest payable on the Notes and the Conversion Rate. The Company or its calculation agents will make all of these calculations in good faith and, absent manifest error, the Company’s and its calculation agents’ calculations will be final and binding on Holders. The Company or its calculation agents will provide a schedule of these calculations to the Trustee, Conversion Agent, Registrar and Paying Agent and the Trustee, Conversion Agent, Registrar and Paying Agent are entitled to conclusively rely upon the accuracy of these calculations without independent verification, and none of the Trustee, Conversion Agent, Registrar or Paying Agent shall have any responsibility for making any such calculations.

Section 10.04 Severability. In case any one or more of the provisions contained in this First Supplemental Indenture or in the Notes shall for any reason be held to be invalid, illegal or unenforceable in any respect, then, to the extent permitted by law, such invalidity, illegality or unenforceability shall not affect any other provisions of this First Supplemental Indenture or of the Notes, but this First Supplemental Indenture and the Notes shall be construed as if such invalid or illegal or unenforceable provision had never been contained herein or therein.

Section 10.05 Successors and Assigns. This First Supplemental Indenture shall be binding upon and inure to the benefit of the respective successors and assigns of the Company and the Trustee.

Section 10.06 Counterparts. This First Supplemental Indenture may be executed in any number of counterparts by the parties hereto on separate counterparts, each of which, when so executed and delivered, shall be deemed an original, but all such counterparts shall together constitute one and the same instrument

Section 10.07 Governing Law. This First Supplemental Indenture and the Notes shall be governed by, and construed in accordance with, the law of the State of New York.

Section 10.08 Submission to Jurisdiction. The parties hereby submit to the non-exclusive jurisdiction of any United States Federal or New York State court sitting in the Borough of Manhattan in the City of New York solely for the purpose of any legal action or proceeding brought to enforce their obligations hereunder or with respect to any Note.

As long as any of the Notes remain Outstanding or the parties hereto have any obligation under this First Supplemental Indenture, the Company shall have an authorized agent upon whom process may be served in any such legal action or proceeding. Service of process upon such agent and written notice of such service mailed or delivered to the Company shall to the extent permitted by law be deemed in every respect effective service of process upon the Company in any such legal action or proceeding and, if it fails to maintain such an agent, any such process or summons may be served by mailing a copy thereof by registered mail, or a form of mail substantially equivalent thereto, addressed to it at its address as provided for notices hereunder. The Company hereby appoints CT Corporation System at 111 Eighth Avenue, New York, New York 10011, as its agent for such purposes, and covenants and agrees that service of process in any legal action or proceeding may be made upon it at such office of such agent.

The Company irrevocably waives, to the fullest extent permitted by law, any objection that it may now or hereafter have to the laying of venue of any such action or proceeding in the Supreme Court of the State of New York, County of New York or the United States District Court for the Southern District of New York and any claim that any such action or proceeding brought in any such court has been brought in an inconvenient forum.

The Company irrevocably agrees that, should any such action or proceeding be brought against it arising out of or in connection with this First Supplemental Indenture, no immunity (to the extent that it may now or hereafter exist, whether on the ground of sovereignty or otherwise) from such action or proceeding, from attachment (whether in aid of execution, before judgment or otherwise) of its property, assets or revenues, or from execution or judgment wherever brought or made, shall be claimed by it or on its behalf or with respect to its property, assets or revenues, any such immunity being hereby irrevocably waived by the Company to the fullest extent permitted by law.

Section 10.09 Currency Indemnity. The U.S. dollar is the sole currency of account and payment for all sums payable by the Company under this First Supplemental Indenture. Any amount received or recovered in a currency other than U.S. dollars in respect of the Notes (whether as a result of, or the enforcement of, a judgment or order of a court of any jurisdiction, in the winding-up or dissolution of the Company or otherwise) by the Holder (or in respect of the Indenture by the Trustee or Conversion Agent) in respect of any sum expressed to be due to it from the Company will constitute a discharge of the Company only to the extent of the U.S. dollar amount which the recipient is able to purchase with the amount so received or recovered in that other currency on the date of that receipt or recovery (or, if it is not possible to make that purchase on that date, on the first date on which it is possible to do so). If that U.S. dollar amount is less than the U.S. dollar amount expressed to be due to the recipient under any Note, the Company will indemnify the recipient against any loss sustained by it as a result. In any event the Company will indemnify the recipient against the cost of making any such purchase.

For the purposes of this indemnity, it will be sufficient for the Holder (or Trustee or Conversion Agent) to certify that it would have suffered a loss had an actual purchase of U.S. dollars been made with the amount so received in that other currency on the date of receipt or recovery (or, if a purchase of U.S. dollars on such date had not been practicable, on the first date on which it would have been practicable). These indemnities constitute a separate and independent obligation from the other obligations of the Company, will give rise to a separate and independent cause of action, will apply irrespective of any waiver granted by any holder and will continue in full force and effect despite any other judgment, order, claim or proof for a liquidated amount in respect of any sum due under any Note or any other judgment or order.

Section 10.10 No Redemption. The Notes are not redeemable at the option of the Company. Accordingly, Article IV of the Base Indenture shall not apply with respect to the Notes.

Section 10.11 No Sinking Fund. No sinking fund is provided for the Notes. Accordingly, Article V of the Base Indenture shall not apply with respect to the Notes.

Section 10.12 No Subordination. The Notes are senior obligations of the Company. Accordingly, Article XVI of the Base Indenture shall not apply with respect to the Notes.

Section 10.13 No Adverse Interpretation of Other Agreements. This First Supplemental Indenture may not be used to interpret another indenture, loan or debt agreement of the Company or a Subsidiary of the Company. Any such indenture, loan or debt agreement may not be used to interpret this First Supplemental Indenture.

Section 10.14 Purchase of Notes in Open Market. The Company may, to the extent permitted by law, purchase any Notes on the open market or by tender offer at any price or by private agreement without prior notice to Holders. Any Notes purchased by the Company may, at its option, be surrendered to the Trustee for cancellation, but may not be reissued or resold by the Company. Any Notes surrendered for cancellation may not be reissued or resold and will be promptly cancelled.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, the parties hereto have hereunto set their hands as of the date and year first above written.

CHINA MEDICAL TECHNOLOGIES, INC.

By:
Name:
Title:

WILMINGTON TRUST COMPANY, as Trustee

By:
Name:
Title:

Signature Page to the First Supplemental Indenture

EXHIBIT A

FORM OF FACE OF NOTE

Global Notes Legend1

UNLESS THIS CERTIFICATE IS PRESENTED BY AN AUTHORIZED REPRESENTATIVE OF THE DEPOSITORY TRUST COMPANY, A NEW YORK CORPORATION (“DTC”), NEW YORK, NEW YORK, TO THE COMPANY OR ITS AGENT FOR REGISTRATION OF TRANSFER, EXCHANGE OR PAYMENT, AND ANY CERTIFICATE ISSUED IS REGISTERED IN THE NAME OF CEDE & CO. OR SUCH OTHER NAME AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF DTC (AND ANY PAYMENT IS MADE TO CEDE & CO., OR TO SUCH OTHER ENTITY AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF DTC), ANY TRANSFER, PLEDGE OR OTHER USE HEREOF FOR VALUE OR OTHERWISE BY OR TO ANY PERSON IS WRONGFUL INASMUCH AS THE REGISTERED OWNER HEREOF, CEDE & CO., HAS AN INTEREST HEREIN.

TRANSFERS OF THIS GLOBAL SECURITY SHALL BE LIMITED TO TRANSFERS IN WHOLE, BUT NOT IN PART, TO NOMINEES OF DTC OR TO A SUCCESSOR THEREOF OR SUCH SUCCESSOR’S NOMINEE AND TRANSFERS OF PORTIONS OF THIS GLOBAL SECURITY SHALL BE LIMITED TO TRANSFERS MADE IN ACCORDANCE WITH THE RESTRICTIONS SET FORTH IN THE INDENTURE REFERRED TO ON THE REVERSE HEREOF.

[1]	Include for Global Notes.

No.

4.00% Convertible Senior Note due 2013

CUSIP No.:169483 AC8	ISIN: US169483 AC88

China Medical Technologies, Inc., an exempted company incorporated under the laws of the Cayman Islands with limited liability, promises to pay to [                                         ], or its registered assigns, the principal sum of                      Dollars [, or such lesser amount as is indicated in the records of the Trustee and the Depositary,]2 on August 15, 2013 and to pay interest thereon from August 15, 2008, or from the most recent Interest Payment Date to which interest has been paid or duly provided for, semiannually on February 15 and August 15 of each year, commencing February 15, 2009, at the rate of 4.00% per annum, until the principal hereof is paid or made available for payment. The interest so payable on any Interest Payment Date will, as provided in the Indenture, be paid to the Person in whose name this Note (or one or more predecessor Notes) is registered at 5:00 p.m., New York City time, on the Regular Record Date with respect to such Interest Payment Date, which shall be February 1 and August 1 preceding the applicable February 15 and August 15 Interest Payment Date, respectively. Any such interest not so punctually paid, if such nonpayment continues for a period of 30 calendar days, will forthwith cease to be payable to the Holder on such Regular Record Date and may either be paid to the Person in whose name this Note (or one or more predecessor Notes) is registered at 5:00 p.m., New York City time, on a Special Record Date for the payment of such Defaulted Interest to be fixed by the Trustee, notice whereof shall be given to Holders of Notes not less than 10 calendar days prior to such Special Record Date, or be paid at any time in any other lawful manner not inconsistent with the requirements of any securities exchange on which the Notes may be listed, and upon such notice as may be required by such exchange, all as more fully provided in the Indenture (as defined on the reverse hereof).

Interest on the Notes payable for any full semiannual period will be calculated on the basis of a 360-day year consisting of twelve 30-day months. The amount of interest payable for any period shorter than a full semiannual period for which interest is computed will be computed on the basis of a 30-day month and, for any period less than a month, on the basis of the actual number of days elapsed per 30-day month. If any Interest Payment Date is not a Business Day, payment of interest will be made on the next succeeding Business Day and no interest will accrue thereon.

Reference is made to the further provisions of this Note set forth on the reverse hereof, which further provisions shall for all purposes have the same effect as though fully set forth at this place.

This Note shall not be valid or become obligatory for any purpose until the certificate of authentication hereon shall have been manually signed by the Trustee or a duly authorized authenticating agent under the Indenture.

[2]	Include for Global Notes.

IN WITNESS WHEREOF, the Company has caused this instrument to be duly executed.

CHINA MEDICAL TECHNOLOGIES, INC.

By:
Name:
Title:

TRUSTEE’S CERTIFICATE OF
AUTHENTICATION

WILMINGTON TRUST COMPANY, as Trustee, certifies that this is one of the Notes referred to in the Indenture.

By:
Authorized Signatory

Dated:

[FORM OF REVERSE SIDE OF NOTE]

CHINA MEDICAL TECHNOLOGIES, INC.

4.00% CONVERTIBLE SENIOR NOTE DUE 2013

China Medical Technologies, Inc., an exempted company incorporated under the laws of the Cayman Islands with limited liability (such company, and its successors and assigns under the Indenture hereinafter referred to, being herein called the “Company”), issued this Note under an Indenture dated as of August 11, 2008, as amended by the First Supplemental Indenture dated as of August 15, 2008 (the “First Supplemental Indenture”) (such Indenture, as amended by the First Supplemental Indenture and as it may be amended or supplemented from time to time in accordance with the terms thereof, the “Indenture”), between the Company and Wilmington Trust Company, a banking corporation duly organized and existing under the laws of the State of Delaware, as trustee (the “Trustee”), to which reference is hereby made for a statement of the respective rights, obligations, duties and immunities thereunder of the Company, the Trustee and the Holders and of the terms upon which the Notes are, and are to be, authorized and delivered. The terms of the Notes include those stated in the Indenture. Terms defined in the Indenture and not defined herein have the meanings ascribed thereto in the Indenture. The Notes are subject to all such terms, and Holders are referred to the Indenture. This Note is one of the Notes referred to in the First Supplemental Indenture initially issued in an aggregate principal amount of $276,000,000.

1. Reporting Additional Interest

The Holder of this Note shall be entitled to receive Reporting Additional Interest as and to the extent provided in the Indenture.

2. Additional Amounts

All payments made by the Company or any successor to the Company under, or with respect to, this Note, including delivery of ADSs upon conversion, will be made without withholding or deductions, unless such withholding or deduction is required by law or by regulation or governmental policy having the force of law. In the event that any such withholding or deduction is so required, the Company will pay such Additional Amounts as may be necessary to ensure that the net amount received by the Holder after such withholding or deduction (and after deducting any taxes on the Additional Amounts) shall equal the amounts which would been received by such Holder had no such withholding or deduction had been required, subject to certain exceptions set forth under the Indenture.

3. Method of Payment

The Company will pay interest on the Notes (except Defaulted Interest) to the Persons who are registered Holders of Notes at 5:00 p.m., New York City time, on the Regular Record Date with respect to the applicable Interest Payment Date, except that, notwithstanding the foregoing, the Company will not be required to pay in cash accrued interest on any Notes that have been converted, except as described under the Indenture, and on the Maturity Date, the Company will pay accrued and unpaid interest on the Notes only to the Person to whom the Company is required to pay the principal amount of such Notes.

The Company will pay interest on:

(a) any Global Notes by wire transfer of immediately available funds to the account of the Depositary or its nominee;

(b) any Certificated Notes having a principal amount of less than $2,000,000, by check mailed to the address of the Holder of such Notes as it appears in the Register, provided, however, that on the Maturity Date interest will be payable at the office of the Company maintained by the Company for such purposes in The City of New York, which shall initially be an office or agency of the Trustee; and

(c) any Certificated Notes having a principal amount of $2,000,000 or more, by wire transfer in immediately available funds at the election of the Holder of such Notes duly delivered to the Trustee or Paying Agent at least 10 Business Days prior to the relevant Interest Payment Date, provided, however, that on the Maturity Date interest will be payable at the office of the Company maintained by the Company for such purposes in The City of New York, which shall initially be an office or agency of the Trustee.

4. Paying Agent and Registrar and Conversion Agent

Initially, the Trustee will act as Paying Agent, Registrar and Conversion Agent. The Company may appoint and change any Paying Agent, Registrar or co-registrar or Conversion Agent without notice. The Company or any of its Wholly Owned Subsidiaries may act as Paying Agent or Registrar or co-registrar.

5. Ranking

This Note is a senior unsecured obligation of the Company and ranks equally in right of payment with all of the Company’s future senior indebtedness. This Note ranks senior in right of payment to any of the Company’s existing or future indebtedness that is expressly subordinated to this Note.

6. Purchase at the Option of Holders Upon a Fundamental Change

If a Fundamental Change occurs at any time prior to the Maturity Date, this Note will be subject to purchase, at the option of the Holder, on a Fundamental Change Purchase Date specified by the Company that is not less than 30 calendar days nor more than 45 calendar days after the date of the Fundamental Change Company Notice related to such Fundamental Change, at a Fundamental Change Purchase Price equal to 100% of the principal amount hereof, together with accrued and unpaid interest on this Note to, but excluding, the Fundamental Change Purchase Date; provided that if such Fundamental Change Purchase Date falls after a Regular Record Date and on or prior to the corresponding Interest Payment Date, the accrued and unpaid interest shall be payable on such Fundamental Change Purchase Date to the Holder of record of this Note on the applicable Regular Record Date instead of the Holder surrendering the Note for purchase on such date. For Notes to be so purchased at the option of the Holder, the Holder must deliver to the Paying Agent, in accordance with the terms of the Indenture, the Fundamental Change Purchase Notice containing the information specified by the Indenture, together with such Notes, duly endorsed for transfer, or (if the Notes are Global Notes) book-entry transfer of the Notes, prior to 5:00 p.m., New York City time, on the Business Day immediately preceding the Fundamental Change Purchase Date.

Holders have the right to withdraw any Fundamental Change Purchase Notice by delivering to the Paying Agent a written notice of withdrawal at any time prior to 5:00 p.m., New York City time, on the Business Day immediately preceding the Fundamental Change Purchase Date, all as provided in the Indenture.

7. Conversion

Subject to and upon compliance with the provisions of the Indenture, the Holder hereof has the right, at its option, to convert each $1,000 principal amount of this Note into an initial Conversion Rate of 17.0068 ADSs per $1,000 principal amount of Notes, as the same may be adjusted pursuant to the terms of the Indenture.

If and only to the extent a Holder elects to convert its Notes in connection with a transaction that constitutes a Change of Control pursuant to which 10% or more of the consideration for Ordinary Shares (other than cash payments for fractional Ordinary Shares and cash payments made in respect of dissenters’ appraisal rights) in such Change of Control transaction consists of cash or securities (or other property) that are not Ordinary Shares, shares of common stock, depositary receipts or other certificates representing common equity interests traded or scheduled to be traded immediately following such Change of Control transaction on a U.S. national securities exchange, the Conversion Rate applicable to such converting Notes shall be increased by an additional number of ADSs in accordance with the Indenture.

If this Note (or portion hereof) is surrendered for conversion by a Holder during the period subsequent to 5:00 p.m., New York City time, on any Regular Record Date and prior to 9:00 a.m., New York City time, on the next Interest Payment Date, it must be accompanied by payment in funds acceptable to the Company of an amount equal to the interest that has accrued and will be paid on the principal amount being converted (whether or not the converting Holder was the Holder of record on the relevant Regular Record Date); provided, however, that no such payment need be made:

(a) if the Company has specified a Fundamental Change Purchase Date that falls on or after a Regular Record Date and on or prior to the corresponding Interest Payment Date;

(b) if this Note has been surrendered for conversion following the Regular Record Date immediately preceding the Maturity Date; or

(c) to the extent of overdue interest, if any, which exists at the time of the Conversion with respect to this Note.

Accrued and unpaid interest, if any, to the Conversion Date is deemed to be paid in full by the ADSs, together with any cash payment of such Holder’s fractional Ordinary Shares, delivered upon conversion rather than cancelled, extinguished or forfeited.

No fractional ADSs will be issued upon any conversion of Notes, but an adjustment and payment in cash will be made, as provided in the Indenture, in respect of any fraction of an ADS which would otherwise be issuable upon the surrender of any Note or Notes for conversion.

A Note in respect of which a Holder is exercising its right to require purchase may be converted only if such Holder validly withdraws its election to exercise such right to require purchase in accordance with the terms of the Indenture.

8. Denominations, Transfer, Exchange

The Notes are in registered form without coupons in denominations of $1,000 and whole multiples of $1,000. A Holder may transfer or exchange Notes in accordance with the Indenture. Upon any transfer or exchange, the Registrar and the Trustee may require a Holder, among other things, to furnish appropriate endorsements or transfer documents and to pay any taxes required by law or permitted by the Indenture.

9. Persons Deemed Owners

The registered Holder of this Note may be treated as the owner of it for all purposes.

10. Unclaimed Money

Subject to any applicable abandoned property law, the Trustee and the Paying Agent shall pay to the Company upon written request any money held by them for the payment of principal or interest and any ADSs or other property due in respect of converted Notes that remains unclaimed for two years, and, thereafter, Holders entitled to the money and/or securities must look to the Company for payment as general creditors.

11. Amendment, Waiver

Subject to certain exceptions set forth in the Indenture, (i) the Indenture or the Notes may be amended without prior notice to any Holder but with the written consent or affirmative vote of the Holders of at least a majority in aggregate principal amount of the Outstanding Notes and (ii) any Default or Event of Default may be waived with the written consent of the Holders of at least a majority in aggregate principal amount of the Outstanding Notes. In certain circumstances set forth in the Indenture, the Company and the Trustee may amend the Indenture or the Notes without the consent of any Holder.

12. Defaults and Remedies

If an Event of Default occurs (other than an Event of Default relating to certain events of bankruptcy, insolvency or reorganization relating to the Company) and is continuing, the Trustee or the Holders of at least 25% in aggregate principal amount of the Outstanding Notes may declare the principal of and accrued but unpaid interest on all the Notes to be due and payable, except as provided in the Indenture (including special provisions for an Event of Default relating to the failure of the Company to comply with its agreements in respect of periodic reporting as set forth in Section 5.02 of the First Supplemental Indenture). If an Event of Default relating to certain events of bankruptcy, insolvency or reorganization relating to the Company occurs, the principal of and interest on all the Notes will become immediately due and payable without any declaration or other act on the part of the Trustee or any Holders. Under certain circumstances, the Holders of a majority in aggregate principal amount of the Outstanding Notes may rescind and annul such declaration with respect to the Notes and its consequences. No reference herein to the Indenture and no provision of this Note or of the Indenture shall impair, as among the Company and the Holders of the Notes, the obligation of the Company, which is absolute and unconditional, to pay the principal of and interest on this Note at the place, at the respective times, at the rate and in the coin or currency herein and in the Indenture prescribed or to convert the Note as provided in the Indenture.

13. Trustee Dealings with the Company

Subject to certain limitations, the Trustee under the Indenture, in its individual or any other capacity, may become the owner or pledgee of Notes and may otherwise deal with and collect obligations owed to it by the Company or its Affiliates and may otherwise deal with the Company or its Affiliates with the same rights it would have if it were not Trustee.

14. No Recourse Against Others

No director, officer, employee, or shareholder of the Company, as such, shall have any liability for any obligations of the Company under the Notes or the Indenture or for any claim based on, in respect of, or by reason of, such obligations or their creation. Each holder of the Notes by accepting a Note waives and releases all such liability. The waiver and release are part of the consideration for issuance of the Notes.

15. Authentication

This Note shall not be valid until an authorized signatory of the Trustee (or an authenticating agent) manually signs the certificate of authentication on the other side of this Note.

16. Abbreviations

Customary abbreviations may be used in the name of a Holder or an assignee, such as TEN COM (=tenants in common), TEN ENT (=tenants by the entireties), JT TEN (=joint tenants with rights of survivorship and not as tenants in common), CUST (=custodian), and U/G/M/A (=Uniform Gift to Minors Act).

17. Indenture to Control; Governing law

In the case of any conflict between the provisions of this Note and the Indenture, the provisions of the Indenture shall control.

THIS NOTE SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF NEW YORK.

The Company will furnish to any Holder, upon written request and without charge, a copy of the Indenture. Requests may be made to: China Medical Technologies, Inc., No. 24 Yong Chang North Road, Beijing Economic-Technological Development Area, Beijing 100176, China, Attention: Chief Financial Officer (Fax: +86-10-6788-9588).

18. CUSIP, Common Code and ISIN Numbers

Pursuant to a recommendation promulgated by the Committee on Uniform Security Identification Procedures, the Company has caused CUSIP, Common Code and ISIN numbers to be printed on the Notes and has directed the Trustee to use CUSIP, Common Code and ISIN numbers in all notices issued to Holders as a convenience to such Holders. No representation is made as to the accuracy of such numbers either as printed on the Notes or as contained in any such notice and reliance may be placed only on the other identification numbers placed thereon.

CONVERSION NOTICE

TO:	CHINA MEDICAL TECHNOLOGIES, INC.,
No. 24 Yong Chang North Road
Beijing Economic-Technological Development Area
Beijing 100176
the People’s Republic of China
Attention: Chief Financial Officer
Fax No.: +86-10-6788-9588

and

WILMINGTON TRUST COMPANY, as Trustee
Rodney Square North
1100 North Market Street
Wilmington, Delaware 19890
Attention: Corporate Capital Markets /

          China Medical Technologies, Inc.

Fax No.: (302) 636-4145

The undersigned registered owner of this Note hereby irrevocably exercises the option to convert this Note, or the portion thereof (which is $1,000 or a multiple thereof) below designated, in accordance with the terms of the Indenture referred to in this Note and directs that (A) the (i) ADSs of China Medical Technologies, Inc. (the “Company”) or (ii) cash in lieu of fractional ADSs and (B) any Notes representing any unconverted principal amount hereof, be issued and delivered to the registered Holder hereof unless a different name has been indicated below. Capitalized terms used herein but not defined shall have the meanings ascribed to such terms in the Indenture. If ADSs or any portion of this Note not converted are to be issued in the name of a person other than the undersigned, the undersigned will provide the appropriate information below and pay all taxes or duties payable with respect thereto. Any amount required to be paid by the undersigned on account of interest accompanies this Note.

Dated:

Signature(s)

Signature(s) must be guaranteed by an “eligible guarantor institution” meeting the requirements of the Registrar, which requirements include membership or participation in the Security Transfer Agent Medallion Program (“STAMP”) or such other “signature guarantee program” as may be determined by the Registrar in addition to, or in substitution for, STAMP, all in accordance with the Securities Exchange Act of 1934, as amended.

Signature Guarantee

Fill in the registration of ADSs if to be issued, and Notes if to be delivered, and the person to whom payment for fractional ADSs is to be made, if to be made, other than to and in the name of the registered Holder:

Please print name and address

(Name)

(Street Address)

(City, State and Zip Code)

Principal amount to be converted

(if less than all):

$

Social Security or Other Taxpayer

Identification Number:

NOTICE: The signature on this Conversion Notice must correspond with the name as written upon the face of the Notes in every particular without alteration or enlargement or any change whatever.

FUNDAMENTAL CHANGE PURCHASE NOTICE

TO:	CHINA MEDICAL TECHNOLOGIES, INC. and WILMINGTON TRUST COMPANY, as Trustee

The undersigned registered owner of this Note hereby irrevocably acknowledges receipt of a notice from China Medical Technologies, Inc. (the “Company”) regarding the right of Holders to elect to require the Company to purchase the Notes and requests and instructs the Company to repay the entire principal amount of this Note, or the portion thereof (which is $1,000 or an integral multiple thereof) below designated, in accordance with the terms of the Notes and the Indenture at the price of 100% of such entire principal amount or portion thereof, together with, except as provided in the Indenture, accrued and unpaid interest to, but excluding, the Fundamental Change Purchase Date to the registered Holder hereof. Capitalized terms used herein but not defined shall have the meanings ascribed to such terms in the Indenture. The Notes shall be purchased by the Company as of the Fundamental Change Purchase Date pursuant to the terms and conditions specified in the Indenture.

Dated:

Signature(s)

NOTICE: The above signatures of the Holder(s) hereof must correspond with the name as written upon the face of the Notes in every particular without alteration or enlargement or any change whatever.

Notes Certificate Number (if applicable):

Principal amount to be purchased

(if less than all, must be $1,000 or whole multiples thereof):

Social Security or Other Taxpayer Identification Number:

ASSIGNMENT

For value received                                          hereby sell(s), assign(s) and transfer(s) unto                                          (Please insert social security or other Taxpayer Identification Number of assignee) the within Notes, and hereby irrevocably constitutes and appoints                                          attorney to transfer said Notes on the books of the Company, with full power of substitution in the premises.

Dated:

Signature(s)

Signature(s) must be guaranteed by an “eligible guarantor institution” meeting the requirements of the Registrar, which requirements include membership or participation in the Security Transfer Agent Medallion Program (“STAMP”) or such other “signature guarantee program” as may be determined by the Registrar in addition to, or in substitution for, STAMP, all in accordance with the Securities Exchange Act of 1934, as amended.

Signature Guarantee

NOTICE: The signature on this Assignment must correspond with the name as written upon the face of the Notes in every particular without alteration or enlargement or any change whatever.

ADS ISSUANCE AND REPURCHASE AGREEMENT

Dated as of August 12, 2008

Between

CHINA MEDICAL TECHNOLOGIES, INC. (the “Issuer”),

and

CREDIT SUISSE INTERNATIONAL (the “Dealer”)

WHEREAS, the Issuer is offering its 4.00% Convertible Senior Notes due 2013 (the “Convertible Notes”);

WHEREAS, the Issuer is issuing ADSs pursuant to this Agreement to enable the Dealer and its affiliates to facilitate transactions by which investors in the Convertible Notes may hedge their investments; and

WHEREAS, this Agreement sets forth the terms and conditions under which the Issuer shall issue ADSs to the Dealer.

NOW THEREFORE, the parties hereto agree as follows:

Section 1. Certain Definitions. The following capitalized terms shall have the following meanings:

“ADSs” means American Depositary Shares of the Issuer, each representing ten Ordinary Shares, or any other security, assets or other consideration (including Cash) into which the ADSs shall be exchanged or converted, as a result of any change to the Deposit Agreement or any merger, consolidation, other business combination, reorganization, reclassification, recapitalization or other corporate action (including, without limitation, a reorganization in bankruptcy) with respect to the Issuer.

“Business Day” means a day on which regular trading occurs in the principal trading market for the ADSs and commercial banks are not required or authorized by law to be closed in the City of New York.

“Cash” means any coin or currency of the United States as at the time shall be legal tender for payment of public and private debts.

“Change in Law” means, with respect to any government authority, after the date of this Agreement, any amendment to or change in the laws or regulations; or any official administrative decision or judicial decision.

“Clearing Organization” means The Depository Trust Company, or, if agreed to by the Dealer and the Issuer, such other Securities Intermediary at which the Dealer and the Issuer maintain accounts.

“Cutoff Time” shall mean 11:00 a.m. (New York time), or such other time on a Business Day as shall be agreed by the parties.

“Deposit Agreement” means the Deposit Agreement, dated as of August 9, 2005, among the Issuer, the Depositary, and all owners and beneficial owners from time to time of the ADRs (as defined therein), as amended or supplemented from time to time.

“Depositary” means Citibank, N.A., as depositary under the Deposit Agreement and its successors thereunder.

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“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“Internal Revenue Code” means the Internal Revenue Code of 1986, as amended from time to time.

“Issuance Date” means August 15, 2008.

“Issuer’s Primary Account” means the securities account of the Issuer maintained on the books of Citibank, N.A. as designated by the Issuer to the Dealer in writing following the date hereof.

“Issuer’s Alternative Account” means the securities account of the Issuer maintained on the books of Credit Suisse Securities (USA) LLC and designated “NTPANY: 2T8180”.

“Market Value” on any day means, with respect to any ADSs, the VWAP Price of the ADSs for such day.

“Number Of Outstanding Purchased ADSs” means, at any time, the number of Purchased ADSs, less the number of Purchased ADSs (or other ADSs), if any, delivered by the Dealer to the Issuer for cancellation pursuant to this Agreement; provided that:

If the Issuer issues Ordinary Shares as a dividend or distribution on Ordinary Shares (including an Ordinary Share bonus or as a result of the capitalization of profits or reserves) or effects an Ordinary Share split or Ordinary Share combination, change in nominal or par value, split-up, cancellation, consolidation or any other reclassification of the Ordinary Shares, a recapitalization, reorganization, consolidation, merger or combination involving the Issuer, or a sale of assets to which the Issuer is a party, or if there is an amendment to the Deposit Agreement and, as a result of any such event, the number of outstanding ADSs is increased or decreased, the Number of Outstanding Purchased ADSs shall, effective as of the effective date of any such event, be proportionally increased or decreased, as the case may be.

“Ordinary Shares” means the ordinary shares of the Issuer with a par value of US$0.10 per ordinary share, or any other security, assets or other consideration (including Cash) into which the ordinary shares shall be exchanged or converted, as a result of any merger, consolidation, other business combination, reorganization, reclassification, recapitalization or other corporate action (including, without limitation, a reorganization in bankruptcy) with respect to the Issuer.

“Person” means an individual, a company, a corporation, a partnership, an association, a trust or any other entity or organization, including a government or political subdivision or an agency or instrumentality thereof.

“Prepaid Forward Repurchase Price” means USD1.00 per Purchased ADS.

“Purchased ADSs” means the ADSs issued to the Dealer pursuant to and in accordance with Section 2 hereof; provided that in the event of:

(i) any reclassification of the Ordinary Shares;

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(ii) a consolidation, merger or combination involving the Issuer; or

(iii) a sale or conveyance to another Person of all or substantially all of the Issuer’s property and assets,

in which, in each case, holders of outstanding ADSs would be entitled to receive Cash, securities or other property (“Reference Property”) for their ADSs, each Purchased ADS not previously repurchased by the Issuer shall be deemed to consist of the amount of Reference Property received per ADS in the relevant event described in clause (i), (ii) or (iii) above. In such case, references herein to “ADSs” or “Purchased ADSs” shall be deemed to refer to units of Reference Property.

“Securities Act” means the Securities Act of 1933, as amended.

“Securities Intermediary” means a “securities intermediary” as defined by Section 8-102(a)(14) of the UCC.

“Taxes” means present or future taxes, levies, imposts, duties, charges, assessments or fees of any nature (including interest, penalties, and additions thereto) that are imposed by any government or other taxing authority.

“UCC” means the Uniform Commercial Code as in effect in the State of New York on the date hereof and as it may be amended from time to time.

“Underwriters” means Morgan Stanley & Co. Incorporated and Credit Suisse Securities (USA) LLC.

“VWAP Price” means for any day the Rule 10b-18 volume-weighted average price per ADS on such day as published on Bloomberg page CMED<Equity>AQR SEC or any successor page thereto.

Section 2. Issuance of ADSs; Payment for Purchased ADSs.

(a) Subject to the terms and conditions of this Agreement and to the condition precedent that the Convertible Notes have been issued, the Issuer shall issue to the Dealer on the Issuance Date 2,341,498 ADSs, subject to payment therefor pursuant to subsection (c) hereof.

(b) The Issuer shall issue the Purchased ADSs to the Dealer at or before the Cutoff Time on the Issuance Date. Issuance of the Purchased ADSs to the Dealer shall be made in the manner set forth under Section 10 below.

(c) The Dealer shall pay to the Issuer USD 1.00 per Purchased ADS (the “Payment Amount”). The Payment Amount shall be paid by the Dealer at or before the Issuance Date, on a delivery-versus-payment basis through the facilities of the Clearing Organization.

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Section 3. Cancellation of Purchased ADSs by the Issuer.

(a) Subject to compliance with applicable law, the Dealer shall deliver to the Issuer, and the Issuer shall cancel, the Purchased ADSs (or other ADSs) in a number equal to the Number of Outstanding Purchased ADSs no later than the seventh (7th) Business Day following the earlier of (i) August 15, 2013 and (ii) the date the Issuer provides to the Dealer written notice that none of the principal amount of Convertible Notes remains outstanding (whether as a result of conversion, repurchase, cancellation or otherwise).

(b) Upon the issuance of the Purchased ADSs by the Issuer, the Issuer shall pay to the Dealer the product of the Prepaid Forward Repurchase Price and the number of Purchased ADSs on the Issuance Date.

(c) Upon the occurrence of an Acceleration Date pursuant to Section 8 hereof, the Dealer shall deliver the Purchased ADSs (or other ADSs) in a number equal to the Number of Outstanding Purchased ADSs to the Issuer for cancellation no later than the seventh (7th) Business Day following the Acceleration Date.

(d) Subject to compliance with applicable law, the Dealer shall be entitled to deliver to the Issuer for cancellation any or all of the Purchased ADSs (or other ADSs) in a number equal to or less than the Number of Outstanding Purchased ADSs at any time on any Business Day by giving three Business Days written notice to the Issuer.

(e) The Dealer shall deliver the Purchased ADSs (or other ADSs) before the Cutoff Time on the day such delivery for cancellation is required to be made. Delivery of Purchased ADSs (or other ADSs) to the Issuer shall be made in the manner set forth under Section 10 below.

(f) Upon the occurrence of a partial conversion, repurchase or cancellation of any Convertible Notes prior to the maturity thereof (an “Early Conversion”), the Issuer will provide notice thereof to the Dealer. In such case, the parties will use reasonable efforts to identify the beneficial owner or beneficial owners of the Convertible Notes subject to Early Conversion. Following identification of such beneficial owner or beneficial owners, the Dealer will use reasonable best efforts to notify the Issuer of the number of Purchased ADSs (if any) relating to hedging of such Convertible Notes (if any) by such beneficial owner or beneficial owners with the Dealer or its affiliates, and to deliver to the Issuer, as promptly as practicable, such number of Purchased ADSs (or other ADSs).

(g) To the extent that the Underwriters do not exercise in full their option under the Underwriting Agreement dated August 12, 2008 for the Convertible Notes to purchase additional Convertible Notes by September 15, 2008, the Dealer will deliver to the Issuer for cancellation by September 18, 2008 a number of Purchased ADSs (or other ADSs) equal to the sum of (i) 50% of the ADSs initially issuable under any Convertible Notes repurchased by the Underwriters in connection with such non-exercise from investors in the Convertible Notes who had not entered into transactions with the Dealer or the Other Dealer (as defined below) to hedge their investments in the Convertible Notes and (ii) the number of the ADSs initially issuable under any Convertible Notes repurchased by the Underwriters in connection with such non-exercise from investors in the Convertible Notes who had entered into

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transactions with the Dealer to hedge their investments in such Convertible Notes, where the aggregate number of Purchased ADSs (or other ADSs) delivered by the Dealer pursuant to this provision and Purchased ADSs (or other ADSs) delivered by the Other Dealer pursuant to Section 3(g) of the Other Agreement shall be equal to 600,000 ADSs (or, if such option was exercised by such Underwriters but not in full, a portion of 600,000 ADSs corresponding to the portion not exercised). As used herein, “Other Dealer” means Morgan Stanley & Co. International PLC, as Dealer under the ADS Issuance and Repurchase Agreement (the “Other Agreement”), dated as of the date hereof, between the Issuer and Other Dealer. The Dealer shall notify the Issuer of the number of ADSs to be delivered by Dealer pursuant to this Section 3(g) and by Other Dealer pursuant to Section 3(g) of the Other Agreement, promptly upon making such determination, and shall provide the Issuer documentation of the basis for such determination upon reasonable request.

(h) In the event the Dealer or its affiliates do not sell all of the Purchased ADSs pursuant to an effective registration statement on or before August 27, 2008, the Dealer shall deliver any such unsold Purchased ADSs to the Issuer for cancellation by September 2, 2008.

Section 4. Distributions.

(a) Subject to clause (d) below, if, at any time, the Issuer pays a cash dividend or makes a cash distribution in respect of the Ordinary Shares (in liquidation or otherwise), with the result that through the Depositary a cash distribution is made to the then holders of the ADSs pursuant to the Deposit Agreement, the Dealer shall pay to the Issuer, within three Business Days after the payment of such dividend or distribution, an amount in Cash equal to the product of (i) the amount per ADS of such dividend or distribution and (ii) the Number of Outstanding Purchased ADSs as of the relevant record date.

(b) Subject to clause (d) below, if, at any time, the Issuer, through the Depositary, makes a dividend or distribution in respect of the ADSs (in liquidation or otherwise) in property or securities, including any options, warrants, rights or privileges in respect of securities (other than a dividend or distribution of ADSs, but including a distribution of Ordinary Shares, any options, warrants, rights or privileges exercisable for, convertible into or exchangeable for Ordinary Shares or ADSs) (a “Non-Cash Distribution”), other than a Non-Cash Distribution resulting in an adjustment to the Number of Outstanding Purchased ADSs or Purchased ADSs pursuant to the definitions thereof, the Dealer shall deliver, subject to the next sentence, to the Issuer (whether or not the Dealer is a holder of any or all of the Purchased ADSs) in kind, within three Business Days after the date of such Non-Cash Distribution, the property or securities distributed in an amount equal to the product of (i) the amount per ADS of such Non-Cash Distribution and (ii) the Number of Outstanding Purchased ADSs as of the relevant record date. Notwithstanding the foregoing, if the Dealer is unable, after making commercially reasonable efforts, to acquire all or a portion of the Non-Cash Distribution payable to the Issuer pursuant to the preceding sentence within two Business Days of the date of such Non-Cash Distribution, the Dealer may instead pay to the Issuer, in Cash, the value of the portion of the Non-Cash Distribution the Dealer was unable to acquire. The value of such portion shall be determined in good faith by the Dealer and the Issuer.

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(c) Subject to clause (d) below, the Dealer will make each payment described in clauses (a) or (b) without withholding or deduction for or on account of any Taxes; provided that if the Dealer shall be required to deduct any Taxes from such payments, then (i) the sum payable shall be increased as necessary so that after making all required withholdings or deductions (including withholdings or deductions applicable to additional sums payable under this provision) the Issuer receives an amount equal to the sum it would have received had no such withholdings or deductions been made, (ii) the Dealer shall make such withholdings or deductions and (iii) the Dealer shall pay the full amount withheld or deducted to the relevant taxing authority in accordance with applicable law.

(d) Notwithstanding clauses (a), (b) and (c) above, if, pursuant to a Change in Law, any Taxes are required to be withheld or deducted from the payments described therein, then the Dealer shall promptly notify the Issuer and reduce such payment by such withholding or deduction. Any amount withheld or deducted in accordance with this Section 4(d) shall be promptly remitted to the appropriate taxing authority, and such remittance shall be treated for purposes of this Agreement as a payment made to the party on whose behalf such amounts were withheld or deducted. The Dealer shall provide reasonable proof of payment of such withheld or deducted tax to the Issuer and shall reasonably cooperate with the Issuer in connection with any contest or dispute with a governmental authority relating to such tax. If the Dealer or any of its affiliates is required to deduct or withhold from any payment hereunder pursuant to a Change in Law, and does not so deduct or withhold, but such withholding or reduction is assessed directly against the Dealer or any of its affiliates, then, except to the extent the Issuer has satisfied or then satisfies the liability resulting from such withholding or deduction, the Issuer shall promptly pay to the Dealer the amount of such liability. If the Dealer or any of its affiliates is required to deduct or withhold Taxes from any payment hereunder pursuant to a Change in Law, the Dealer shall act in good faith to assign its rights and obligations pursuant to this Agreement to an affiliate in another jurisdiction so as to eliminate (or to minimize if it is not possible to eliminate) the need to deduct or withhold such Taxes, to the extent otherwise permitted by this Agreement and related agreements and to the extent the Dealer is able to do so.

(e) The Issuer represents to the Dealer that any distributions paid on the ADSs, to the extent such distributions constitute dividends for U.S. federal income tax purposes, will qualify as foreign source dividends for U.S. federal income tax purposes within the meaning of Section 862 of the Internal Revenue Code. The Issuer acknowledges that the Dealer intends to rely upon the foregoing representation in determining the extent, if any, to which the Dealer is obligated to make any deduction or withholding of Taxes with respect to the payments described in clauses (a) and (b) above. If, at any time during a period in which this Agreement is in effect, such distributions cease to qualify as foreign source dividends in the reasonable judgment of the Dealer, the Dealer shall promptly notify the Issuer and reduce the payments described in clauses (a) and (b) above by any Taxes required to be withheld.

(f) If, as the result of the imposition of any applicable withholdings or deductions on account of Taxes or other governmental charges, the amount of any cash distribution or Non-Cash Distribution that the Dealer or any of its affiliates actually receives in respect of any ADSs held by it is less than the amount that the Issuer would otherwise be entitled to receive were it not for such withholding or deduction, then the amount the Dealer shall be required to pay to the Issuer pursuant to this Section 4 shall be the

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amount per Purchased ADS actually received by the Dealer or any affiliate, reduced by any applicable withholdings or deductions on account of Taxes or other governmental charges imposed on the Dealer in respect of ADSs. If there is any such imposition of any applicable withholdings or deductions on account of Taxes or other governmental charges, the Dealer shall act in good faith to assign its rights and obligations pursuant to this Agreement to an affiliate in another jurisdiction so as to eliminate (or to minimize if it is not possible to eliminate) the need to deduct or withhold such Taxes, to the extent otherwise permitted by this Agreement and related agreements and to the extent the Dealer is able to do so.

Section 5. Rights in Respect of Purchased ADSs.

Subject to the terms of this Agreement, the Dealer shall have all of the incidents of ownership in respect of all Purchased ADSs, including the right to transfer the Purchased ADSs to others. Notwithstanding the foregoing, the Dealer agrees that it will not vote, and it will cause any of its affiliates that are the record owner of any Purchase ADSs to not vote, any Purchased ADSs on any matter submitted to a vote of the Issuer’s shareholders.

Section 6. Representations and Warranties.

(a) Each of the Dealer and the Issuer represents and warrants to the other as of the date hereof that:

(i) it has full power to execute and deliver this Agreement, to enter into the transactions contemplated hereby and to perform its obligations hereunder;

(ii) it has taken all necessary action to authorize such execution, delivery and performance;

(iii) this Agreement constitutes its legal, valid and binding obligation enforceable against it in accordance with its terms; and

(iv) the execution, delivery and performance of this Agreement does not and will not violate, contravene, or constitute a default under, (A) its certificate of incorporation, bylaws or other governing documents, (B) any laws, rules or regulations of any governmental authority to which it is subject, (C) any contracts, agreements or instrument to which it is a party or (D) any judgment, injunction, order or decree by which it is bound.

(b) The Issuer represents and warrants to the Dealer, as of the date hereof and as of the Issuance Date, that the Purchased ADSs (including the Ordinary Shares represented by the Purchased ADSs) have been duly authorized and, upon the issuance and delivery of the Purchased ADSs to the Dealer or to the order of the Dealer in accordance with the terms and conditions hereof, and subject to the contemporaneous or prior receipt of the Payment Amount by the Issuer, will be validly issued, fully paid and nonassessable and the holders of the ADSs (including the Ordinary Shares represented by the ADSs) have no preemptive rights with respect to the Purchased ADSs (or the Ordinary Shares represented by the Purchased ADSs).

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(c) The Issuer represents and warrants to the Dealer, as of the date hereof and as of the Issuance Date, that the ADSs are listed on the NASDAQ Global Select Market (the “NASDAQ-GS”). The Issuer represents and warrants to the Dealer, as of the Issuance Date, that the Purchased ADSs have been approved for listing on the NASDAQ-GS, subject to official notice of issuance.

(d) The Issuer represents and warrants to the Dealer, as of the date hereof and as of the Issuance Date, that it is solvent and able to pay its debts as they come due, with assets having a fair value greater than its liabilities and with capital sufficient to carry on the business in which it engages.

(e) The Issuer represents and warrants to the Dealer, as of the Issuance Date, that the Issuer would be able to purchase the Number of Outstanding Purchased ADSs at a price equal to the Payment Amount in compliance with the corporate law of the Issuer’s jurisdiction of incorporation.

(f) The Issuer represents and warrants to the Dealer that it is an “accredited investor” (as defined in Regulation D under the Securities Act) and is entering into the transactions contemplated by this Agreement for its own account and not with a view to the distribution or resale of its rights under this Agreement except pursuant to an exemption from the registration requirements of the Securities Act.

(g) The Dealer shall effect any purchase of ADSs in connection with any delivery of Purchased ADSs hereunder to the Issuer in a manner so that, if such purchases were made by the Issuer, they would meet the requirements of paragraphs (b)(1), (2), (3) and (4) of Rule 10b-18 under the Securities Exchange Act of 1934, as amended.

Section 7. Covenants. The Dealer covenants and agrees with the Issuer that it will not transfer or dispose of any Purchased ADSs except pursuant to a registration statement that is effective under the Securities Act or to the Issuer; provided that the Dealer may transfer any such Purchased ADSs to any of its affiliates without a registration statement so long as such affiliate transferee does not transfer or dispose of such Purchased ADSs to any non-affiliated transferee except pursuant to a registration statement that is effective under the Securities Act or to the Issuer. Such sales shall be used for the purpose of directly or indirectly facilitating the sale of Convertible Notes (or, subject to the Issuer’s prior written consent, other convertible notes of the Issuer as may be issued from time to time) and hedging activities relating to the Convertible Notes (or, subject to the Issuer’s prior written consent, such other convertible notes) by the holders thereof from time to time; provided that the foregoing shall not preclude Dealer or its affiliates from pledging or otherwise transferring ADSs acquired by the Dealer in the open market concurrently with or following the sale of the Purchased ADSs pursuant to such a registration statement, in connection with financing or similar transactions with one or more counterparties in the ordinary course of the Dealer’s or such affiliates’ business.

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Section 8. Events of Default.

(a) Each of the following events shall constitute a “Default”:

(i) the filing by or on behalf of the Dealer of a voluntary petition or an answer seeking reorganization, arrangement, readjustment of its debts or for any other relief under any bankruptcy, reorganization, compromise, arrangement, insolvency, readjustment of debt, dissolution, winding-up or liquidation or similar act or law, of any state, federal or other applicable foreign jurisdictions, now or hereafter existing (“Bankruptcy Law”), or any action by the Dealer for, or consent or acquiescence to, the appointment of a receiver, trustee or other custodian of the Dealer, or of all or a substantial part of its property; or the making by the Dealer of a general assignment for the benefit of creditors; or the admission by the Dealer in writing of its inability to pay its debts as they become due;

(ii) the filing of any involuntary petition against the Dealer in bankruptcy or seeking reorganization, arrangement, readjustment of its debts or for any other relief under any Bankruptcy Law and an order for relief by a court having jurisdiction in the premises shall have been issued or entered therein; or any other similar relief shall be granted under any applicable federal or state law or law of any other applicable foreign jurisdictions; or a decree or order of a court having jurisdiction in the premises for the appointment of a receiver, liquidator, sequestrator, trustee or other officer having similar powers over the Dealer or over all or a part of its property shall have been entered; or the involuntary appointment of an interim receiver, trustee or other custodian of the Dealer or of all or a substantial part of its property; or the issuance of a warrant of attachment, execution or similar process against any substantial part of the property of the Dealer; and continuance of any such event for 30 consecutive calendar days unless dismissed, bonded to the satisfaction of the court having jurisdiction in the premises or discharged;

(iii) the Dealer fails to deliver any Purchased ADSs as required by Section 3 hereof;

(iv) the Dealer fails to deliver or pay to the Issuer when due any cash, securities or other property as required by Section 4 hereof; or

(v) any representation made by the Dealer under this Agreement shall be incorrect or untrue in any material respect or the Dealer fails to comply in any material respect with any of its covenants or agreements under this Agreement.

Upon the occurrence of a Default specified in either Section 8(a)(i) or (ii) above, this Agreement shall automatically be accelerated on the date such event occurs. Upon the occurrence of any other Default, this Agreement shall be accelerated on the date the Dealer receives a written notice of such acceleration from the Issuer, provided that such Default is then continuing (each such date on which this Agreement is accelerated, the “Acceleration Date”)

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Section 9. Right to Extend.

(a) If the Dealer is required to deliver Purchased ADSs (or other ADSs) to the Issuer for cancellation, the Dealer may delay the date on which the related ADSs are due to the Issuer (the “Settlement Due Date”) pursuant to Section 3(a), Section 3(c), Section 3(f) or Section 8, with respect to some or all of such ADSs, if the Dealer reasonably determines, based on the advice of counsel, that such extension is reasonably necessary to enable the Dealer (or any of its affiliates) to effect purchases of ADSs in connection with this Agreement in a manner that would be in compliance with legal and regulatory requirements (including, without limitation, the requirements set forth in Section 6(g) hereof) (i) applicable to the Dealer or its affiliates in purchasing such ADSs or (ii) if the Dealer were deemed to be the Issuer or an affiliated purchaser of the Issuer, that would be applicable to the Issuer in purchasing such ADSs, in each case subject to the second paragraph of Section 9(b) hereof.

(b) Notwithstanding anything to the contrary herein, if the Dealer is required to deliver Purchased ADSs (or other ADSs) to the Issuer for cancellation, subject to compliance with applicable law, pursuant to Section 3(a), Section 3(c), Section 3(f) or Section 8 and, at the time such requirement arises, the purchase of ADSs in an amount equal to the number of Purchased ADSs (or other ADSs) so required to be sold shall (i) be prohibited by any law, rules or regulation of any governmental authority to which it is or would be subject, (ii) violate, or would upon such purchase violate, any order or prohibition of any court, tribunal or other governmental authority, (iii) require the prior consent of any court, tribunal or governmental authority prior to any such delivery or (iv) subject Dealer, in its commercially reasonable judgment and based on advice of counsel, to any liability or potential liability under any applicable securities laws (each of (i), (ii), (iii) or (iv), a (“Legal Obstacle”), then, in each case, the Dealer shall immediately notify the Issuer of the Legal Obstacle and the basis therefor, whereupon the Dealer’s obligations under Section 3(a), Section 3(c), Section 3(f) or Section 8 shall be suspended until such time as no Legal Obstacle with respect to such obligations shall exist (a “Repurchase Suspension”).

If (x) any Repurchase Suspension or any postponement of the Settlement Due Date pursuant to Section 9(a) above continues for 18 Business Days, then on such 18th Business Day, or (y) the Dealer fails to deliver Purchased ADSs in accordance with Section 3(g) hereof, the Issuer shall have the right to require the Dealer to pay to the Issuer, no later than three Business Days following written notice from the Issuer, an amount in Cash equal to the aggregate Market Value as of the date of such notice of the number of ADSs otherwise required to be delivered to the Issuer (“Replacement Cash”), whereupon the Dealer’s obligation to deliver the specified number of ADSs to the Issuer for cancellation shall be automatically extinguished.

Section 10. Issuance of ADSs; Transfer of Cash and Securities.

(a) All issuances of Purchased ADSs to the Dealer or deliveries for cancellation of Purchased ADSs by the Issuer from the Dealer hereunder shall be made by the crediting by a Clearing Organization of such financial assets to the transferee’s “securities account” (within the meaning of Section 8-501 of the UCC) maintained with such Clearing Organization (or a participant therein). In the case of transfers to the Issuer, such transfers shall be made by the crediting of such Purchased ADSs to the Issuer’s Designated

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Account or the Issuer’s Alternative Account (whereupon, for the avoidance of doubt, such Purchased ADSs credited to the Issuer’s Designated Account (or the Issuer’s Alternative Account) shall become the property of the Issuer and the Dealer shall have no voting, dispositive control or pecuniary interest with respect thereto). In every transfer of “financial assets” (within the meaning of Section 8-102 of the UCC) hereunder, the transferor shall take all steps necessary (a) to effect a delivery to the transferee under Section 8-301 of the UCC, or to cause the creation of a security entitlement in favor of the transferee under Section 8-501 of the UCC, (b) to enable the transferee to obtain “control” (within the meaning of Section 8-106 of the UCC), and (c) to provide the transferee with comparable rights under any applicable foreign law or regulation.

(b) All transfers of Cash hereunder to the Dealer or the Issuer shall be by wire transfer in immediately available, freely transferable funds.

(c) A transfer of securities or Cash may be effected under this Section 10 on any day except a day on which a Clearing Organization or wire transfer system is closed, if the facilities of such Clearing Organization or wire transfer system are required to effect such transfer.

(d) The Issuer shall be responsible for paying all costs and expenses in connection with the creation of the Purchased ADSs (including any applicable fees of the Depositary).

Section 11. Indemnities.

(a) The Issuer hereby agrees to indemnify and hold harmless the Dealer and its affiliates and its former, present and future directors, officers, employees and other agents and representatives from and against any and all liabilities, judgments, claims, settlements, losses, damages, fees, liens, taxes, penalties, obligations and expenses incurred or suffered by any such person or entity directly or indirectly arising from, by reason of, or in connection with, (i) any breach by the Issuer of any of its representations or warranties contained in this Agreement or (ii) any breach by the Issuer of any of its covenants or agreements in this Agreement.

(b) The Dealer hereby agrees to indemnify and hold harmless the Issuer and its affiliates and its former, present and future directors, officers, employees and other agents and representatives from and against any and all liabilities, judgments, claims, settlements, losses, damages, fees, liens, taxes, penalties, obligations and expenses incurred or suffered by any such person or entity directly or indirectly arising from, by reason of, or in connection with, (i) any breach by the Dealer of any of its representations or warranties contained in this Agreement or (ii) any breach by the Dealer of any of its covenants or agreements in this Agreement.

(c) In case any claim or litigation which might give rise to any obligation of the Issuer under this Section 11 (the “Indemnifying Party”) shall come to the attention of the party seeking indemnification hereunder (the “Indemnified Party”), the Indemnified Party shall promptly notify the Indemnifying Party in writing of the existence and amount thereof; provided that the failure of the Indemnified Party to give such notice shall not adversely affect the right of the Indemnified Party to indemnification under this Agreement, except to the extent the Indemnifying Party is materially prejudiced thereby. The Indemnifying Party shall promptly notify the Indemnified Party in writing if it accepts such claim or litigation as being within its indemnification obligations

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under this Section 11. Such response shall be delivered no later than 30 days after the initial notification from the Indemnified Party; provided that if the Indemnifying Party reasonably cannot respond to such notice within 30 days, the Indemnifying Party shall respond to the Indemnified Party as soon thereafter as reasonably possible.

Section 12. Termination of Agreement.

This Agreement and the obligations of the parties hereunder shall terminate on the date that the Dealer has completed or satisfied all of its obligations hereunder. Unless otherwise agreed by the Dealer and the Issuer, the provisions of Section 11 shall survive the termination of this Agreement.

Section 13. Notices.

(a) All notices and other communications hereunder shall be in writing and shall be deemed to have been duly given when received.

(b) All such notices and other communications shall be directed to the following address:

(i)	If to the Dealer:

Credit Suisse International

One Cabot Square

London E14 4QJ

England

Attn: [            ]

Tel: [            ]

Fax: [            ]

(ii)	If to the Issuer:

China Medical Technologies, Inc.

No. 24 Yong Chang North Road

Beijing Economic-Technological Development Area

Beijing 100176

People’s Republic of China

Attn: Chief Executive Officer

Tel: [    ]

Fax: [    ]

(c) In the case of any party, at such other address as may be designated by written notice to the other parties.

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Section 14. Governing Law; Submission to Jurisdiction; Severability; Assignment.

(a) This Agreement and all disputes arising therefrom and related thereto shall be governed by and construed in accordance with the laws of the State of New York without reference to choice of law doctrine. Each party hereto submits to the exclusive jurisdiction of U.S. Federal and New York state courts sitting in the Borough of Manhattan, New York City in connection with all proceedings arising out of or relating to this Agreement and waives any defense or objection to the maintenance of any such proceedings in any such court.

(b) To the extent permitted by law, the unenforceability or invalidity of any provision or provisions of this Agreement shall not render any other provision or provisions herein contained unenforceable or invalid.

(c) The parties to this Agreement hereby irrevocably and unconditionally waive any and all right to trial by jury in any legal proceeding arising out of or related to this Agreement or the transactions contemplated hereby. Each party (i) certifies that no representative, agent or attorney of the other party has represented, expressly or otherwise, that such other party would not, in the event of such a suit, action or proceeding, seek to enforce the foregoing waiver and (ii) acknowledges that it and the other party have been induced to enter into this Agreement by, among other things, the mutual waivers and certifications in this Section.

(d) This constitutes the entire agreement and understanding among the parties with respect to the subject matter hereof and supersedes all oral communications and prior writings with respect thereto.

(e) The rights and duties of the Dealer under this Agreement may not be assigned or transferred by the Dealer without the prior written consent of the Issuer, such consent not to be unreasonably withheld; provided that the Dealer may assign or transfer any of its rights or duties hereunder to the Dealer’s ultimate parent entity or any directly or indirectly wholly-owned subsidiary of the Dealer’s ultimate parent entity whose obligations hereunder shall be guaranteed by the Dealer’s ultimate parent entity (a “Permitted Transferee”) without the prior written consent of the Issuer.

(f) The rights and duties of the Issuer under this Agreement may not be assigned or transferred by the Issuer without the prior written consent of the Dealer, such consent not to be unreasonably withheld; provided that without the consent of the Dealer, the Issuer may assign or transfer any of its rights or duties hereunder (x) to any directly or indirectly wholly-owned subsidiary of the Issuer and (y) pursuant to a consolidation or amalgamation with, or merger with or into, or transfer of all or substantially all of its assets to, another entity (but without prejudice to any other right or remedy under this Agreement).

Section 15. Counterparts. This Agreement may be executed in any number of counterparts, and all such counterparts taken together shall be deemed to constitute one and the same agreement.

Section 16. Equity Rights. The Dealer acknowledges and agrees that this Agreement is not intended to convey to the Dealer rights with respect to the transaction contemplated hereby that are senior to the claims of common shareholders in a winding

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up of the Issuer; provided, however, that nothing herein shall limit or shall be deemed to limit the Dealer’s right to pursue remedies in the event of a breach by the Issuer of its obligations and agreements with respect to this Agreement.

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IN WITNESS WHEREOF, the parties hereto to have executed this ADS Issuance and Repurchase Agreement as of the date and year first above written.

CHINA MEDICAL TECHNOLOGIES, INC.

By:
Name:
Title:

CREDIT SUISSE INTERNATIONAL

By:
Name:
Title:

ADS ISSUANCE AND REPURCHASE AGREEMENT

Dated as of August 12, 2008

Between

CHINA MEDICAL TECHNOLOGIES, INC. (the “Issuer”),

and

MORGAN STANLEY & CO. INTERNATIONAL PLC (the “Dealer”)

WHEREAS, the Issuer is offering its 4.00% Convertible Senior Notes due 2013 (the “Convertible Notes”);

WHEREAS, the Issuer is issuing ADSs pursuant to this Agreement to enable the Dealer and its affiliates to facilitate transactions by which investors in the Convertible Notes may hedge their investments; and

WHEREAS, this Agreement sets forth the terms and conditions under which the Issuer shall issue ADSs to the Dealer.

NOW THEREFORE, the parties hereto agree as follows:

Section 1. Certain Definitions. The following capitalized terms shall have the following meanings:

“ADSs” means American Depositary Shares of the Issuer, each representing ten Ordinary Shares, or any other security, assets or other consideration (including Cash) into which the ADSs shall be exchanged or converted, as a result of any change to the Deposit Agreement or any merger, consolidation, other business combination, reorganization, reclassification, recapitalization or other corporate action (including, without limitation, a reorganization in bankruptcy) with respect to the Issuer.

“Business Day” means a day on which regular trading occurs in the principal trading market for the ADSs and commercial banks are not required or authorized by law to be closed in the City of New York.

“Cash” means any coin or currency of the United States as at the time shall be legal tender for payment of public and private debts.

“Change in Law” means, with respect to any government authority, after the date of this Agreement, any amendment to or change in the laws or regulations; or any official administrative decision or judicial decision.

“Clearing Organization” means The Depository Trust Company, or, if agreed to by the Dealer and the Issuer, such other Securities Intermediary at which the Dealer and the Issuer maintain accounts.

“Cutoff Time” shall mean 11:00 a.m. (New York time), or such other time on a Business Day as shall be agreed by the parties.

“Deposit Agreement” means the Deposit Agreement, dated as of August 9, 2005, among the Issuer, the Depositary, and all owners and beneficial owners from time to time of the ADRs (as defined therein), as amended or supplemented from time to time.

“Depositary” means Citibank, N.A., as depositary under the Deposit Agreement and its successors thereunder.

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“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“Internal Revenue Code” means the Internal Revenue Code of 1986, as amended from time to time.

“Issuance Date” means August 15, 2008.

“Issuer’s Primary Account” means the securities account of the Issuer maintained on the books of Citibank, N.A. as designated by the Issuer to the Dealer in writing following the date hereof.

“Issuer’s Alternative Account” means the securities account of the Issuer maintained on the books of Morgan Stanley & Co. International PLC and designated “09848ZDU0 / 09858ZDU7”.

“Market Value” on any day means, with respect to any ADSs, the VWAP Price of the ADSs for such day.

“Number Of Outstanding Purchased ADSs” means, at any time, the number of Purchased ADSs, less the number of Purchased ADSs (or other ADSs), if any, delivered by the Dealer to the Issuer for cancellation pursuant to this Agreement; provided that:

If the Issuer issues Ordinary Shares as a dividend or distribution on Ordinary Shares (including an Ordinary Share bonus or as a result of the capitalization of profits or reserves) or effects an Ordinary Share split or Ordinary Share combination, change in nominal or par value, split-up, cancellation, consolidation or any other reclassification of the Ordinary Shares, a recapitalization, reorganization, consolidation, merger or combination involving the Issuer, or a sale of assets to which the Issuer is a party, or if there is an amendment to the Deposit Agreement and, as a result of any such event, the number of outstanding ADSs is increased or decreased, the Number of Outstanding Purchased ADSs shall, effective as of the effective date of any such event, be proportionally increased or decreased, as the case may be.

“Ordinary Shares” means the ordinary shares of the Issuer with a par value of US$0.10 per ordinary share, or any other security, assets or other consideration (including Cash) into which the ordinary shares shall be exchanged or converted, as a result of any merger, consolidation, other business combination, reorganization, reclassification, recapitalization or other corporate action (including, without limitation, a reorganization in bankruptcy) with respect to the Issuer.

“Person” means an individual, a company, a corporation, a partnership, an association, a trust or any other entity or organization, including a government or political subdivision or an agency or instrumentality thereof.

“Prepaid Forward Repurchase Price” means USD1.00 per Purchased ADS.

“Purchased ADSs” means the ADSs issued to the Dealer pursuant to and in accordance with Section 2 hereof; provided that in the event of:

(i) any reclassification of the Ordinary Shares;

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(ii) a consolidation, merger or combination involving the Issuer; or

(iii) a sale or conveyance to another Person of all or substantially all of the Issuer’s property and assets,

in which, in each case, holders of outstanding ADSs would be entitled to receive Cash, securities or other property (“Reference Property”) for their ADSs, each Purchased ADS not previously repurchased by the Issuer shall be deemed to consist of the amount of Reference Property received per ADS in the relevant event described in clause (i), (ii) or (iii) above. In such case, references herein to “ADSs” or “Purchased ADSs” shall be deemed to refer to units of Reference Property.

“Securities Act” means the Securities Act of 1933, as amended.

“Securities Intermediary” means a “securities intermediary” as defined by Section 8-102(a)(14) of the UCC.

“Taxes” means present or future taxes, levies, imposts, duties, charges, assessments or fees of any nature (including interest, penalties, and additions thereto) that are imposed by any government or other taxing authority.

“UCC” means the Uniform Commercial Code as in effect in the State of New York on the date hereof and as it may be amended from time to time.

“Underwriters” means Morgan Stanley & Co. Incorporated and Credit Suisse Securities (USA) LLC.

“VWAP Price” means for any day the Rule 10b-18 volume-weighted average price per ADS on such day as published on Bloomberg page CMED<Equity>AQR SEC or any successor page thereto.

Section 2. Issuance of ADSs; Payment for Purchased ADSs.

(a) Subject to the terms and conditions of this Agreement and to the condition precedent that the Convertible Notes have been issued, the Issuer shall issue to the Dealer on the Issuance Date 2,358,502 ADSs, subject to payment therefor pursuant to subsection (c) hereof.

(b) The Issuer shall issue the Purchased ADSs to the Dealer at or before the Cutoff Time on the Issuance Date. Issuance of the Purchased ADSs to the Dealer shall be made in the manner set forth under Section 10 below.

(c) The Dealer shall pay to the Issuer USD 1.00 per Purchased ADS (the “Payment Amount”). The Payment Amount shall be paid by the Dealer at or before the Issuance Date, on a delivery-versus-payment basis through the facilities of the Clearing Organization.

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Section 3. Cancellation of Purchased ADSs by the Issuer.

(a) Subject to compliance with applicable law, the Dealer shall deliver to the Issuer, and the Issuer shall cancel, the Purchased ADSs (or other ADSs) in a number equal to the Number of Outstanding Purchased ADSs no later than the seventh (7th) Business Day following the earlier of (i) August 15, 2013 and (ii) the date the Issuer provides to the Dealer written notice that none of the principal amount of Convertible Notes remains outstanding (whether as a result of conversion, repurchase, cancellation or otherwise).

(b) Upon the issuance of the Purchased ADSs by the Issuer, the Issuer shall pay to the Dealer the product of the Prepaid Forward Repurchase Price and the number of Purchased ADSs on the Issuance Date.

(c) Upon the occurrence of an Acceleration Date pursuant to Section 8 hereof, the Dealer shall deliver the Purchased ADSs (or other ADSs) in a number equal to the Number of Outstanding Purchased ADSs to the Issuer for cancellation no later than the seventh (7th) Business Day following the Acceleration Date.

(d) Subject to compliance with applicable law, the Dealer shall be entitled to deliver to the Issuer for cancellation any or all of the Purchased ADSs (or other ADSs) in a number equal to or less than the Number of Outstanding Purchased ADSs at any time on any Business Day by giving three Business Days written notice to the Issuer.

(e) The Dealer shall deliver the Purchased ADSs (or other ADSs) before the Cutoff Time on the day such delivery for cancellation is required to be made. Delivery of Purchased ADSs (or other ADSs) to the Issuer shall be made in the manner set forth under Section 10 below.

(f) Upon the occurrence of a partial conversion, repurchase or cancellation of any Convertible Notes prior to the maturity thereof (an “Early Conversion”), the Issuer will provide notice thereof to the Dealer. In such case, the parties will use reasonable efforts to identify the beneficial owner or beneficial owners of the Convertible Notes subject to Early Conversion. Following identification of such beneficial owner or beneficial owners, the Dealer will use reasonable best efforts to notify the Issuer of the number of Purchased ADSs (if any) relating to hedging of such Convertible Notes (if any) by such beneficial owner or beneficial owners with the Dealer or its affiliates, and to deliver to the Issuer, as promptly as practicable, such number of Purchased ADSs (or other ADSs).

(g) To the extent that the Underwriters do not exercise in full their option under the Underwriting Agreement dated August 12, 2008 for the Convertible Notes to purchase additional Convertible Notes by September 15, 2008, the Dealer will deliver to the Issuer for cancellation by September 18, 2008 a number of Purchased ADSs (or other ADSs) equal to the sum of (i) 50% of the ADSs initially issuable under any Convertible Notes repurchased by the Underwriters in connection with such non-exercise from investors in the Convertible Notes who had not entered into transactions with the Dealer or the Other Dealer (as defined below) to hedge their investments in the Convertible Notes and (ii) the number of the ADSs initially issuable under any Convertible Notes repurchased by the Underwriters in connection with such non-exercise from investors in the Convertible Notes who had entered into

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transactions with the Dealer to hedge their investments in such Convertible Notes, where the aggregate number of Purchased ADSs (or other ADSs) delivered by the Dealer pursuant to this provision and Purchased ADSs (or other ADSs) delivered by the Other Dealer pursuant to Section 3(g) of the Other Agreement shall be equal to 600,000 ADSs (or, if such option was exercised by such Underwriters but not in full, a portion of 600,000 ADSs corresponding to the portion not exercised). As used herein, “Other Dealer” means Credit Suisse International, as Dealer under the ADS Issuance and Repurchase Agreement (the “Other Agreement”), dated as of the date hereof, between the Issuer and Other Dealer. The Dealer shall notify the Issuer of the number of ADSs to be delivered by Dealer pursuant to this Section 3(g) and by Other Dealer pursuant to Section 3(g) of the Other Agreement, promptly upon making such determination, and shall provide the Issuer documentation of the basis for such determination upon reasonable request.

(h) In the event the Dealer or its affiliates do not sell all of the Purchased ADSs pursuant to an effective registration statement on or before August 27, 2008, the Dealer shall deliver any such unsold Purchased ADSs to the Issuer for cancellation by September 2, 2008.

Section 4. Distributions.

(a) Subject to clause (d) below, if, at any time, the Issuer pays a cash dividend or makes a cash distribution in respect of the Ordinary Shares (in liquidation or otherwise), with the result that through the Depositary a cash distribution is made to the then holders of the ADSs pursuant to the Deposit Agreement, the Dealer shall pay to the Issuer, within three Business Days after the payment of such dividend or distribution, an amount in Cash equal to the product of (i) the amount per ADS of such dividend or distribution and (ii) the Number of Outstanding Purchased ADSs as of the relevant record date.

(b) Subject to clause (d) below, if, at any time, the Issuer, through the Depositary, makes a dividend or distribution in respect of the ADSs (in liquidation or otherwise) in property or securities, including any options, warrants, rights or privileges in respect of securities (other than a dividend or distribution of ADSs, but including a distribution of Ordinary Shares, any options, warrants, rights or privileges exercisable for, convertible into or exchangeable for Ordinary Shares or ADSs) (a “Non-Cash Distribution”), other than a Non-Cash Distribution resulting in an adjustment to the Number of Outstanding Purchased ADSs or Purchased ADSs pursuant to the definitions thereof, the Dealer shall deliver, subject to the next sentence, to the Issuer (whether or not the Dealer is a holder of any or all of the Purchased ADSs) in kind, within three Business Days after the date of such Non-Cash Distribution, the property or securities distributed in an amount equal to the product of (i) the amount per ADS of such Non-Cash Distribution and (ii) the Number of Outstanding Purchased ADSs as of the relevant record date. Notwithstanding the foregoing, if the Dealer is unable, after making commercially reasonable efforts, to acquire all or a portion of the Non-Cash Distribution payable to the Issuer pursuant to the preceding sentence within two Business Days of the date of such Non-Cash Distribution, the Dealer may instead pay to the Issuer, in Cash, the value of the portion of the Non-Cash Distribution the Dealer was unable to acquire. The value of such portion shall be determined in good faith by the Dealer and the Issuer.

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(c) Subject to clause (d) below, the Dealer will make each payment described in clauses (a) or (b) without withholding or deduction for or on account of any Taxes; provided that if the Dealer shall be required to deduct any Taxes from such payments, then (i) the sum payable shall be increased as necessary so that after making all required withholdings or deductions (including withholdings or deductions applicable to additional sums payable under this provision) the Issuer receives an amount equal to the sum it would have received had no such withholdings or deductions been made, (ii) the Dealer shall make such withholdings or deductions and (iii) the Dealer shall pay the full amount withheld or deducted to the relevant taxing authority in accordance with applicable law.

(d) Notwithstanding clauses (a), (b) and (c) above, if, pursuant to a Change in Law, any Taxes are required to be withheld or deducted from the payments described therein, then the Dealer shall promptly notify the Issuer and reduce such payment by such withholding or deduction. Any amount withheld or deducted in accordance with this Section 4(d) shall be promptly remitted to the appropriate taxing authority, and such remittance shall be treated for purposes of this Agreement as a payment made to the party on whose behalf such amounts were withheld or deducted. The Dealer shall provide reasonable proof of payment of such withheld or deducted tax to the Issuer and shall reasonably cooperate with the Issuer in connection with any contest or dispute with a governmental authority relating to such tax. If the Dealer or any of its affiliates is required to deduct or withhold from any payment hereunder pursuant to a Change in Law, and does not so deduct or withhold, but such withholding or reduction is assessed directly against the Dealer or any of its affiliates, then, except to the extent the Issuer has satisfied or then satisfies the liability resulting from such withholding or deduction, the Issuer shall promptly pay to the Dealer the amount of such liability. If the Dealer or any of its affiliates is required to deduct or withhold Taxes from any payment hereunder pursuant to a Change in Law, the Dealer shall act in good faith to assign its rights and obligations pursuant to this Agreement to an affiliate in another jurisdiction so as to eliminate (or to minimize if it is not possible to eliminate) the need to deduct or withhold such Taxes, to the extent otherwise permitted by this Agreement and related agreements and to the extent the Dealer is able to do so.

(e) The Issuer represents to the Dealer that any distributions paid on the ADSs, to the extent such distributions constitute dividends for U.S. federal income tax purposes, will qualify as foreign source dividends for U.S. federal income tax purposes within the meaning of Section 862 of the Internal Revenue Code. The Issuer acknowledges that the Dealer intends to rely upon the foregoing representation in determining the extent, if any, to which the Dealer is obligated to make any deduction or withholding of Taxes with respect to the payments described in clauses (a) and (b) above. If, at any time during a period in which this Agreement is in effect, such distributions cease to qualify as foreign source dividends in the reasonable judgment of the Dealer, the Dealer shall promptly notify the Issuer and reduce the payments described in clauses (a) and (b) above by any Taxes required to be withheld.

(f) If, as the result of the imposition of any applicable withholdings or deductions on account of Taxes or other governmental charges, the amount of any cash distribution or Non-Cash Distribution that the Dealer or any of its affiliates actually receives in respect of any ADSs held by it is less than the amount that the Issuer would otherwise be entitled to receive were it not for such withholding or deduction, then the amount the Dealer shall be required to pay to the Issuer pursuant to this Section 4 shall be the

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amount per Purchased ADS actually received by the Dealer or any affiliate, reduced by any applicable withholdings or deductions on account of Taxes or other governmental charges imposed on the Dealer in respect of ADSs. If there is any such imposition of any applicable withholdings or deductions on account of Taxes or other governmental charges, the Dealer shall act in good faith to assign its rights and obligations pursuant to this Agreement to an affiliate in another jurisdiction so as to eliminate (or to minimize if it is not possible to eliminate) the need to deduct or withhold such Taxes, to the extent otherwise permitted by this Agreement and related agreements and to the extent the Dealer is able to do so.

Section 5. Rights in Respect of Purchased ADSs.

Subject to the terms of this Agreement, the Dealer shall have all of the incidents of ownership in respect of all Purchased ADSs, including the right to transfer the Purchased ADSs to others. Notwithstanding the foregoing, the Dealer agrees that it will not vote, and it will cause any of its affiliates that are the record owner of any Purchase ADSs to not vote, any Purchased ADSs on any matter submitted to a vote of the Issuer’s shareholders.

Section 6. Representations and Warranties.

(a) Each of the Dealer and the Issuer represents and warrants to the other as of the date hereof that:

(i) it has full power to execute and deliver this Agreement, to enter into the transactions contemplated hereby and to perform its obligations hereunder;

(ii) it has taken all necessary action to authorize such execution, delivery and performance;

(iii) this Agreement constitutes its legal, valid and binding obligation enforceable against it in accordance with its terms; and

(iv) the execution, delivery and performance of this Agreement does not and will not violate, contravene, or constitute a default under, (A) its certificate of incorporation, bylaws or other governing documents, (B) any laws, rules or regulations of any governmental authority to which it is subject, (C) any contracts, agreements or instrument to which it is a party or (D) any judgment, injunction, order or decree by which it is bound.

(b) The Issuer represents and warrants to the Dealer, as of the date hereof and as of the Issuance Date, that the Purchased ADSs (including the Ordinary Shares represented by the Purchased ADSs) have been duly authorized and, upon the issuance and delivery of the Purchased ADSs to the Dealer or to the order of the Dealer in accordance with the terms and conditions hereof, and subject to the contemporaneous or prior receipt of the Payment Amount by the Issuer, will be validly issued, fully paid and nonassessable and the holders of the ADSs (including the Ordinary Shares represented by the ADSs) have no preemptive rights with respect to the Purchased ADSs (or the Ordinary Shares represented by the Purchased ADSs).

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(c) The Issuer represents and warrants to the Dealer, as of the date hereof and as of the Issuance Date, that the ADSs are listed on the NASDAQ Global Select Market (the “NASDAQ-GS”). The Issuer represents and warrants to the Dealer, as of the Issuance Date, that the Purchased ADSs have been approved for listing on the NASDAQ-GS, subject to official notice of issuance.

(d) The Issuer represents and warrants to the Dealer, as of the date hereof and as of the Issuance Date, that it is solvent and able to pay its debts as they come due, with assets having a fair value greater than its liabilities and with capital sufficient to carry on the business in which it engages.

(e) The Issuer represents and warrants to the Dealer, as of the Issuance Date, that the Issuer would be able to purchase the Number of Outstanding Purchased ADSs at a price equal to the Payment Amount in compliance with the corporate law of the Issuer’s jurisdiction of incorporation.

(f) The Issuer represents and warrants to the Dealer that it is an “accredited investor” (as defined in Regulation D under the Securities Act) and is entering into the transactions contemplated by this Agreement for its own account and not with a view to the distribution or resale of its rights under this Agreement except pursuant to an exemption from the registration requirements of the Securities Act.

(g) The Dealer shall effect any purchase of ADSs in connection with any delivery of Purchased ADSs hereunder to the Issuer in a manner so that, if such purchases were made by the Issuer, they would meet the requirements of paragraphs (b)(1), (2), (3) and (4) of Rule 10b-18 under the Securities Exchange Act of 1934, as amended.

Section 7. Covenants. The Dealer covenants and agrees with the Issuer that it will not transfer or dispose of any Purchased ADSs except pursuant to a registration statement that is effective under the Securities Act or to the Issuer; provided that the Dealer may transfer any such Purchased ADSs to any of its affiliates without a registration statement so long as such affiliate transferee does not transfer or dispose of such Purchased ADSs to any non-affiliated transferee except pursuant to a registration statement that is effective under the Securities Act or to the Issuer. Such sales shall be used for the purpose of directly or indirectly facilitating the sale of Convertible Notes (or, subject to the Issuer’s prior written consent, other convertible notes of the Issuer as may be issued from time to time) and hedging activities relating to the Convertible Notes (or, subject to the Issuer’s prior written consent, such other convertible notes) by the holders thereof from time to time; provided that the foregoing shall not preclude Dealer or its affiliates from pledging or otherwise transferring ADSs acquired by the Dealer in the open market concurrently with or following the sale of the Purchased ADSs pursuant to such a registration statement, in connection with financing or similar transactions with one or more counterparties in the ordinary course of the Dealer’s or such affiliates’ business.

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Section 8. Events of Default.

(a) Each of the following events shall constitute a “Default”:

(i) the filing by or on behalf of the Dealer of a voluntary petition or an answer seeking reorganization, arrangement, readjustment of its debts or for any other relief under any bankruptcy, reorganization, compromise, arrangement, insolvency, readjustment of debt, dissolution, winding-up or liquidation or similar act or law, of any state, federal or other applicable foreign jurisdictions, now or hereafter existing (“Bankruptcy Law”), or any action by the Dealer for, or consent or acquiescence to, the appointment of a receiver, trustee or other custodian of the Dealer, or of all or a substantial part of its property; or the making by the Dealer of a general assignment for the benefit of creditors; or the admission by the Dealer in writing of its inability to pay its debts as they become due;

(ii) the filing of any involuntary petition against the Dealer in bankruptcy or seeking reorganization, arrangement, readjustment of its debts or for any other relief under any Bankruptcy Law and an order for relief by a court having jurisdiction in the premises shall have been issued or entered therein; or any other similar relief shall be granted under any applicable federal or state law or law of any other applicable foreign jurisdictions; or a decree or order of a court having jurisdiction in the premises for the appointment of a receiver, liquidator, sequestrator, trustee or other officer having similar powers over the Dealer or over all or a part of its property shall have been entered; or the involuntary appointment of an interim receiver, trustee or other custodian of the Dealer or of all or a substantial part of its property; or the issuance of a warrant of attachment, execution or similar process against any substantial part of the property of the Dealer; and continuance of any such event for 30 consecutive calendar days unless dismissed, bonded to the satisfaction of the court having jurisdiction in the premises or discharged;

(iii) the Dealer fails to deliver any Purchased ADSs as required by Section 3 hereof;

(iv) the Dealer fails to deliver or pay to the Issuer when due any cash, securities or other property as required by Section 4 hereof; or

(v) any representation made by the Dealer under this Agreement shall be incorrect or untrue in any material respect or the Dealer fails to comply in any material respect with any of its covenants or agreements under this Agreement.

Upon the occurrence of a Default specified in either Section 8(a)(i) or (ii) above, this Agreement shall automatically be accelerated on the date such event occurs. Upon the occurrence of any other Default, this Agreement shall be accelerated on the date the Dealer receives a written notice of such acceleration from the Issuer, provided that such Default is then continuing (each such date on which this Agreement is accelerated, the “Acceleration Date”)

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Section 9. Right to Extend.

(a) If the Dealer is required to deliver Purchased ADSs (or other ADSs) to the Issuer for cancellation, the Dealer may delay the date on which the related ADSs are due to the Issuer (the “Settlement Due Date”) pursuant to Section 3(a), Section 3(c), Section 3(f) or Section 8, with respect to some or all of such ADSs, if the Dealer reasonably determines, based on the advice of counsel, that such extension is reasonably necessary to enable the Dealer (or any of its affiliates) to effect purchases of ADSs in connection with this Agreement in a manner that would be in compliance with legal and regulatory requirements (including, without limitation, the requirements set forth in Section 6(g) hereof) (i) applicable to the Dealer or its affiliates in purchasing such ADSs or (ii) if the Dealer were deemed to be the Issuer or an affiliated purchaser of the Issuer, that would be applicable to the Issuer in purchasing such ADSs, in each case subject to the second paragraph of Section 9(b) hereof.

(b) Notwithstanding anything to the contrary herein, if the Dealer is required to deliver Purchased ADSs (or other ADSs) to the Issuer for cancellation, subject to compliance with applicable law, pursuant to Section 3(a), Section 3(c), Section 3(f) or Section 8 and, at the time such requirement arises, the purchase of ADSs in an amount equal to the number of Purchased ADSs (or other ADSs) so required to be sold shall (i) be prohibited by any law, rules or regulation of any governmental authority to which it is or would be subject, (ii) violate, or would upon such purchase violate, any order or prohibition of any court, tribunal or other governmental authority, (iii) require the prior consent of any court, tribunal or governmental authority prior to any such delivery or (iv) subject Dealer, in its commercially reasonable judgment and based on advice of counsel, to any liability or potential liability under any applicable securities laws (each of (i), (ii), (iii) or (iv), a (“Legal Obstacle”), then, in each case, the Dealer shall immediately notify the Issuer of the Legal Obstacle and the basis therefor, whereupon the Dealer’s obligations under Section 3(a), Section 3(c), Section 3(f) or Section 8 shall be suspended until such time as no Legal Obstacle with respect to such obligations shall exist (a “Repurchase Suspension”).

If (x) any Repurchase Suspension or any postponement of the Settlement Due Date pursuant to Section 9(a) above continues for 18 Business Days, then on such 18th Business Day, or (y) the Dealer fails to deliver Purchased ADSs in accordance with Section 3(g) hereof, the Issuer shall have the right to require the Dealer to pay to the Issuer, no later than three Business Days following written notice from the Issuer, an amount in Cash equal to the aggregate Market Value as of the date of such notice of the number of ADSs otherwise required to be delivered to the Issuer (“Replacement Cash”), whereupon the Dealer’s obligation to deliver the specified number of ADSs to the Issuer for cancellation shall be automatically extinguished.

Section 10. Issuance of ADSs; Transfer of Cash and Securities.

(a) All issuances of Purchased ADSs to the Dealer or deliveries for cancellation of Purchased ADSs by the Issuer from the Dealer hereunder shall be made by the crediting by a Clearing Organization of such financial assets to the transferee’s “securities account” (within the meaning of Section 8-501 of the UCC) maintained with such Clearing Organization (or a participant therein). In the case of transfers to the Issuer, such transfers shall be made by the crediting of such Purchased ADSs to the Issuer’s Designated Account or the Issuer’s Alternative Account (whereupon, for the avoidance of doubt, such Purchased ADSs credited to the Issuer’s

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Designated Account (or the Issuer’s Alternative Account) shall become the property of the Issuer and the Dealer shall have no voting, dispositive control or pecuniary interest with respect thereto). In every transfer of “financial assets” (within the meaning of Section 8-102 of the UCC) hereunder, the transferor shall take all steps necessary (a) to effect a delivery to the transferee under Section 8-301 of the UCC, or to cause the creation of a security entitlement in favor of the transferee under Section 8-501 of the UCC, (b) to enable the transferee to obtain “control” (within the meaning of Section 8-106 of the UCC), and (c) to provide the transferee with comparable rights under any applicable foreign law or regulation.

(b) All transfers of Cash hereunder to the Dealer or the Issuer shall be by wire transfer in immediately available, freely transferable funds.

(c) A transfer of securities or Cash may be effected under this Section 10 on any day except a day on which a Clearing Organization or wire transfer system is closed, if the facilities of such Clearing Organization or wire transfer system are required to effect such transfer.

(d) The Issuer shall be responsible for paying all costs and expenses in connection with the creation of the Purchased ADSs (including any applicable fees of the Depositary).

Section 11. Indemnities.

(a) The Issuer hereby agrees to indemnify and hold harmless the Dealer and its affiliates and its former, present and future directors, officers, employees and other agents and representatives from and against any and all liabilities, judgments, claims, settlements, losses, damages, fees, liens, taxes, penalties, obligations and expenses incurred or suffered by any such person or entity directly or indirectly arising from, by reason of, or in connection with, (i) any breach by the Issuer of any of its representations or warranties contained in this Agreement or (ii) any breach by the Issuer of any of its covenants or agreements in this Agreement.

(b) The Dealer hereby agrees to indemnify and hold harmless the Issuer and its affiliates and its former, present and future directors, officers, employees and other agents and representatives from and against any and all liabilities, judgments, claims, settlements, losses, damages, fees, liens, taxes, penalties, obligations and expenses incurred or suffered by any such person or entity directly or indirectly arising from, by reason of, or in connection with, (i) any breach by the Dealer of any of its representations or warranties contained in this Agreement or (ii) any breach by the Dealer of any of its covenants or agreements in this Agreement.

(c) In case any claim or litigation which might give rise to any obligation of the Issuer under this Section 11 (the “Indemnifying Party”) shall come to the attention of the party seeking indemnification hereunder (the “Indemnified Party”), the Indemnified Party shall promptly notify the Indemnifying Party in writing of the existence and amount thereof; provided that the failure of the Indemnified Party to give such notice shall not adversely affect the right of the Indemnified Party to indemnification under this Agreement, except to the extent the Indemnifying Party is materially prejudiced thereby. The Indemnifying Party shall

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promptly notify the Indemnified Party in writing if it accepts such claim or litigation as being within its indemnification obligations under this Section 11. Such response shall be delivered no later than 30 days after the initial notification from the Indemnified Party; provided that if the Indemnifying Party reasonably cannot respond to such notice within 30 days, the Indemnifying Party shall respond to the Indemnified Party as soon thereafter as reasonably possible.

Section 12. Termination of Agreement.

This Agreement and the obligations of the parties hereunder shall terminate on the date that the Dealer has completed or satisfied all of its obligations hereunder. Unless otherwise agreed by the Dealer and the Issuer, the provisions of Section 11 shall survive the termination of this Agreement.

Section 13. Notices.

(a) All notices and other communications hereunder shall be in writing and shall be deemed to have been duly given when received.

(b) All such notices and other communications shall be directed to the following address:

(i)	If to the Dealer:

Morgan Stanley & Co. International PLC

[address]

Attn: [            ]

Telephone: [            ]

Facsimile No.: [            ]

(ii)	If to the Issuer:

China Medical Technologies, Inc.

No. 24 Yong Chang North Road

Beijing Economic-Technological Development Area

Beijing 100176

People’s Republic of China

Attn: Chief Executive Officer

Tel: [    ]

Fax: [    ]

(c) In the case of any party, at such other address as may be designated by written notice to the other parties.

Section 14. Governing Law; Submission to Jurisdiction; Severability; Assignment.

(a) This Agreement and all disputes arising therefrom and related thereto shall be governed by and construed in accordance with the laws of the State of New York without reference to choice of law doctrine. Each party hereto submits to the exclusive

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jurisdiction of U.S. Federal and New York state courts sitting in the Borough of Manhattan, New York City in connection with all proceedings arising out of or relating to this Agreement and waives any defense or objection to the maintenance of any such proceedings in any such court.

(b) To the extent permitted by law, the unenforceability or invalidity of any provision or provisions of this Agreement shall not render any other provision or provisions herein contained unenforceable or invalid.

(c) The parties to this Agreement hereby irrevocably and unconditionally waive any and all right to trial by jury in any legal proceeding arising out of or related to this Agreement or the transactions contemplated hereby. Each party (i) certifies that no representative, agent or attorney of the other party has represented, expressly or otherwise, that such other party would not, in the event of such a suit, action or proceeding, seek to enforce the foregoing waiver and (ii) acknowledges that it and the other party have been induced to enter into this Agreement by, among other things, the mutual waivers and certifications in this Section.

(d) This constitutes the entire agreement and understanding among the parties with respect to the subject matter hereof and supersedes all oral communications and prior writings with respect thereto.

(e) The rights and duties of the Dealer under this Agreement may not be assigned or transferred by the Dealer without the prior written consent of the Issuer, such consent not to be unreasonably withheld; provided that the Dealer may assign or transfer any of its rights or duties hereunder to the Dealer’s ultimate parent entity or any directly or indirectly wholly-owned subsidiary of the Dealer’s ultimate parent entity whose obligations hereunder shall be guaranteed by the Dealer’s ultimate parent entity (a “Permitted Transferee”) without the prior written consent of the Issuer.

(f) The rights and duties of the Issuer under this Agreement may not be assigned or transferred by the Issuer without the prior written consent of the Dealer, such consent not to be unreasonably withheld; provided that without the consent of the Dealer, the Issuer may assign or transfer any of its rights or duties hereunder (x) to any directly or indirectly wholly-owned subsidiary of the Issuer and (y) pursuant to a consolidation or amalgamation with, or merger with or into, or transfer of all or substantially all of its assets to, another entity (but without prejudice to any other right or remedy under this Agreement).

Section 15. Counterparts. This Agreement may be executed in any number of counterparts, and all such counterparts taken together shall be deemed to constitute one and the same agreement.

Section 16. Equity Rights. The Dealer acknowledges and agrees that this Agreement is not intended to convey to the Dealer rights with respect to the transaction contemplated hereby that are senior to the claims of common shareholders in a winding up of the Issuer; provided, however, that nothing herein shall limit or shall be deemed to limit the Dealer’s right to pursue remedies in the event of a breach by the Issuer of its obligations and agreements with respect to this Agreement.

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IN WITNESS WHEREOF, the parties hereto to have executed this ADS Issuance and Repurchase Agreement as of the date and year first above written.

CHINA MEDICAL TECHNOLOGIES, INC.

By:
Name:
Title:

MORGAN STANLEY & CO. INTERNATIONAL PLC

By:
Name:
Title: